NO ACT

PE
12-22-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10010701

March 2, 2010

Received SEC
MAR 02 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/2/10

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2009

Dear Ms. Weber:

This is in response to your letters dated December 22, 2009 and February 2, 2010 concerning the shareholder proposal submitted to Verizon by Trillium Asset Management Corporation on behalf of Henry Chalfant, Jr. and As You Sow on behalf of Thomas Van Dyck. We also have received letters on the proponents' behalf dated January 25, 2010 and February 9, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111

Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

March 2, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2009

The proposal seeks a report by an independent committee of the board re-examining Verizon's policy position and discussing how Verizon could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of Verizon's policies on customers, communities and society.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to Verizon's policy position on net neutrality, which we do not believe is a significant policy issue. *See Yahoo! Inc.* (Apr. 5, 2007) and *Microsoft Corp.* (Sept. 29, 2006). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Verizon relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Investing for a Better World• Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

February 9, 2010

VIA e-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications, Inc. December 22, 2009 Request to Exclude Shareholder Proposal of Trillium Asset Management Corporation, filed on Behalf of Henry Chalfant, Jr., and As You Sow, filed on Behalf of Thomas Van Dyck

Dear Sir/Madam:

This letter is submitted on behalf of Henry Chalfant, Jr. and Trillium Asset Management Corporation, as his designated representative in this matter; as well as Thomas Van Dyck and As You Sow, as his designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Verizon Communications, Inc. (hereinafter referred to as "Verizon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, and is a response to the Company's second letter on this matter, dated February 2, 2010. A copy of this letter is being e-mailed concurrently to Verizon's Assistant General Counsel Mary Louise Weber, Esq. at mary.l.weber@verizon.com.

Mindful of the large number of no-action letter requests the Staff is now considering and the need for conciseness, we would respectfully like to address the Company's latest assertions as briefly as possible. In doing so, we reiterate the points made in our January 25, 2010 letter and incorporate it herein.

The Company has not Established the Proposal does not Focus on a Significant Policy Issue, Nor Does it Demonstrate that the Proposal Seeks to Micromanage the Company to Such a Degree That Exclusion is Appropriate

We believe the Company is asserting an interpretation of the ordinary business exclusion that is not in accord with the rule as articulated by the courts, the Commission, and most recently by the Staff in *Tyson Foods, Inc.* (December 15, 2009). Both the Commission, in its 1976 Interpretive Release, and the court in *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), have clearly pointed out "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal could be characterized as involving some day-to-day business matter. Rather, ***the proposal***

***may be excluded only after the proposal is also found to raise no substantial policy consideration.*"** *Id.* (emphasis added)

We do not quibble with the assertion that the issue of network neutrality could involve the day-to-day operations of Verizon. That is self-evident as "all proposals could be seen as involving some aspect of day-to-day business operations." *Id.* But that is not the question before us. The question is whether "***proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

Since our letter of January 25, 2010 there is even further evidence of why the issues raised in the Proposal are significant policy issues confronting the Company. Last week, President Obama made his views on net neutrality clear saying "I'm a big believer in Net Neutrality." The President went on to say:

> I campaigned on this. I continue to be a strong supporter of it. My FCC Chairman Julius Genachowski has indicated that he shares the view that we've got to keep the Internet open, that we don't want to create a bunch of gateways that prevent somebody who doesn't have a lot of money but has a good idea from being able to start their next YouTube or their next Google on the Internet.
>
> This is something we're committed to. We're getting pushback, obviously, from some of the bigger carriers who would like to be able to charge more fees and extract more money from wealthier customers. But we think that runs counter to the whole spirit of openness that has made the Internet such a powerful engine for not only economic growth, but also for the generation of ideas and creativity.[1]

Significant policy issues are issues that policy leaders – like FCC commissioners, the Secretary of State, members of Congress, and the President – speak up on regularly. Given the high profile the President has given questions surrounding how companies like Verizon are addressing net neutrality, it is beyond any reasonable argument that the issue has transcended the day-to-day affairs of the Company.

As demonstrated at length in our letter of January 25, 2010, there is extensive evidence that it does focus on a significant policy issue. Over one hundred thousand companies, organizations, and individuals have made public statements on the issue. Regulators, legislators, presidential candidates and governors have also taken a keen interest in the issue as they contemplate legislation and rules. Media outlets have described the issue as the "biggest telecom regulatory fight in more than a decade" and the debate as having reached "a fevered pitch." Lobbying around the issue has escalated considerably on both sides and the financial stakes over policy decisions reach into the tens of billions

[1] http://www.youtube.com/watch?v=mP01t0Z4Hr8

of dollars, if not more. The debate has also transcended political boundaries and is the subject of considerable interest in Europe. In this context, there should be little doubt that the subject of a free and open Internet is a significant policy issue. And the Company has provided no evidence in its letter of February 2, 2010 to contradict or dispute our argument on this point.

With respect to the Company's arguments on micromanagement or the appropriateness of asking a Company to re-examine its position on an significant policy issue, we would argue that this is exactly what shareholder proposals often do. Consider, for example, *Exxon Mobil Corporation* (Mar. 23, 2000), where the staff denied a no-action request concerning a proposal which asked the company to adopt a policy of promoting renewable energy sources, develop plans to help bring bioenergy and other renewable energy sources into the company's energy mix and advise shareholders on its efforts. The staff rejected the company's ordinary business argument that the proposal related to the company's core business decisions. The proponents prevailed with their argument that the proposal involved significant policy issues because the use and availability of fossil fuels were topics of public debate and political attention. What question could be more central to an oil company like Exxon Mobil.

This is precisely the situation presented by the Proposal now before the Staff. Yes, we are focusing attention on the core of the Company's business, but the question is whether the Proposal also focuses on a significant policy issue. The answer is yes.

Also see, for example, *PepsiCo, Inc.*, (January 24, 2000), in which a no-action request was denied on a proposal that the board adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold or manufactured by the company, where feasible, until long-term testing has shown they are not harmful was permissible.

Both of these cases demonstrate that it is appropriate for shareholders to include in the proxy proposals which raise questions concerning decisions made by the company with respect to its core product line. Similarly, it is appropriate for us to file a proposal which draws attention to the Company's policies related to its business as an internet service provider.

<u>The Company has not Established that it has Substantially Implemented the Proposal Because It Fails to Demonstrate that the Board has Re-examined its Position on a Free and Open Internet</u>

Shareholders who are also fiduciaries, such as many of Verizon's shareholders, have a fiduciary duty to ensure that the board has sufficient information to carry out is responsibilities to oversee management. As long-term shareholders which recognize, like President Obama and many policy leaders, that the free and open architecture of the Internet is critical to the health and wellbeing of the economy (and therefore the risk adjusted return of our widely diversified portfolios) and our society, it is our responsibility to ensure that the board is adequately considering the social responsibility of its policies and practices.

Therefore it is not sufficient for the Company, in this case management, to say in effect trust us we take our corporate responsibility on this issue seriously. Accordingly we are taking reasonable steps to ensure that the board has the social responsibility information before it to carry out its oversight of management on this significant policy issue.

Accordingly the Proposal requests a report:

> re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

We are unclear why the Company asserts that we have some sort of sinister "true motivation" aside from this request. The language the Company quotes from our letter, that we would like the committee to "consider a change" is not a revelation. Re-examination implicitly opens the door to a change, otherwise it would not be a re-examination, it would be simply a re-statement. The point being that in light of the critical policy issues at stake, we believe a re-examination and public discussion of Verizon's social responsibilities by a committee of *independent* directors is warranted.

The Company's February 2, 2010 letter does not address one core feature of the Proposal which is the need for review by *independent directors*. It is well established that independent directors are brought onto boards because they are in a better position to consider, evaluate and advise on the competing interests and perspectives at play in significant corporate decisions. With so much depending on the Company's position – this being the "biggest telecom regulatory fight in more than a decade" – it is not just important that the Company re-examine the issue and in light of its social responsibilities, it is critical that it be done by a committee of independent directors. For these reasons and those provided in our letter of January 25, 2010 the Company has not met its burden of establishing it has substantially implemented the Proposal.[2]

The Proposal is not Vague or Indefinite

With respect to the Company's vagueness arguments, we note that the vast majority of our argument remains uncontested and the Company only focuses on the CenturyLink example. As we explain in our letter of January 25th, the entirety of the Proposal is replete with specific examples of social responsibility challenges facing the Company. Those examples provide shareholders with clear guidance as to what type of challenges should be discussed. Furthermore, the Proposal requests the report be produced at "reasonable cost." As we discussed in our letter, this limitation is a clear and explicit limitation on the breadth of the report.

But turning to the CenturyLink example, the Company's comparison of the abstention rate on the shareholder proposal with abstention rate on the ratification of the appointment of auditors is obviously misplaced – there is no comparison between a routine matter such as a ratification vote with a controversial matter such as Internet freedom of speech and privacy.

The same is true of the Company's comparison with the other two shareholder proposals, which they neglected to inform the Staff were the very familiar proposals on *majority voting* and *say-on-pay*. Those proposals have appear on hundreds of proxies over the last few years and any disagreement

[2] There is also no discussion about how free and open Internet issues effect Verizon's reputation – a specific item in the Proposal. Verizon has a very prominent and valuable brand name, which is also extremely vulnerable. Where is the discussion of the Company's reputation and how it can be impacted by its adversarial position on this significant policy issue? By all indications, there is none.

about their meaning is non-existent. In short, the Company does nothing to demonstrate why the conclusions we draw from the CenturyLink vote are "unwarranted". Given the novelty of the issue for shareholders the abstention rate at CenturyLink is in fact remarkably low. As we had discussed previously, RiskMetric Group gave the proposal its full and considered review before recommending its clients support the proposal. If there was any serious questions about its meaning, it is highly unlikely that RiskMetric Group would have hazarded a recommendation and there would certainly have been a much higher rate of abstentions.

For the above reasons as well as the discussion found in our January 25, 2010 letter, we request the Staff conclude that the Company has not met its burden of demonstrating the proposal is vague or indefinite.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above and in our letter of January 25, 2010, the Proposal is not excludable under Rule 14a-8 or Rule 14a-9. Not only does the Proposal raise a significant social policy issue facing the Company, but it raises that issue at a level of detail that is appropriate for shareholder consideration without being vague or misleading. Furthermore, the Company has not substantially implemented the Proposal. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

Conrad McKerron
As You Sow

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

February 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letter Dated December 22, 2009 Related to the Shareholder Proposal of Henry Chalfant, Jr. and Thomas Van Dyck, as co-sponsors

Ladies and Gentlemen:

I refer to my letter dated December 22, 2009 (the "December 22 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Henry Chalfant, Jr. and Thomas Van Dyck (collectively, the "Proponents") may be properly omitted pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials").

This letter is in response to the letter to the Staff dated January 25, 2010 (the "Proponents' Letter"), submitted by Trillium Asset Management Corporation ("Trillium") on behalf of the Proponents and their respective designated representatives, Trillium and As You Sow Foundation ("As You Sow"), and supplements the December 22 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponents and by email to Trillium and As You Sow.

I. The Proponents' Letter Fails to Refute Verizon's Substantial Implementation of the Proposal.

The Proponents' Letter contends that Verizon has not substantially implemented the Proposal because Verizon's efforts to date reflect only management's – and not Verizon's Board of Directors' – articulation of Verizon's position and therefore Verizon's Board has not "re-examined" that position. That assertion is made without any basis in fact, and is entirely incorrect. The Proponents wrongly argue that Verizon's position on net neutrality is something management conjured up without any Board consideration, and is something management has concealed from the Board (despite the various publications cited in the December 22 Letter). The Proponents fail to recognize that Verizon's positions relating to net neutrality and the FCC proposed rulemaking on the subject are well-considered corporate positions that have been reviewed and discussed with Verizon's Board of Directors.

The Proponents' Letter also acknowledges the Proponents' true motive in presenting the Proposal: to lobby for a change in Verizon's policy on net neutrality – a most fundamental and ordinary business policy – and not to seek a "re-examination" of that policy. On page 14 of the Proponents' Letter, the Proponents candidly admit:

> "We are not seeking a re-statement of a policy position or even a re-articulation of the existing policy. We are asking the committee of independent directors to review the policy and to make a genuine effort to look at this policy ... [and] consider a change."

As described in Section II.A. of the December 22 Letter, Verizon has addressed the fact that while the format and all of the particulars may not be exactly as the Proponents prefer, such precision is not necessary in order to have substantially implemented the Proposal. Moreover, Verizon's recent activities on the issue of net neutrality further substantially implement the Proposal. On January 14, 2010 Verizon filed comments on the FCC's Net Neutrality Notice of Proposed Rulemaking detailing Verizon's commitment to preserving an open Internet. In addition, Verizon created a summary of these comments, which is publicly available on the Internet at http://responsibility.verizon.com/email/pdf/open_internet_nprm_summary.pdf. The comments speak at great length on the potential impact of the proposed rules on consumers and society at large. Verizon's positions on the issues surrounding a free an open Internet, as reflected in the comments on the FCC's proposed rulemaking and the summary thereof, were prepared under the oversight of, and after consideration of the issues by, Verizon's Board of Directors and reflect Verizon's current views on the issues.

Verizon believes that these comments and the associated summary, as well as the materials cited in the December 22 Letter, establish substantial implementation of the Proposal's request and, therefore, the Proposal may be properly omitted from

Verizon's 2010 proxy materials pursuant to Rule 14a-8(i)(10).

II. The Proponents' Letter Ignores the Overriding Fact that the Proposal Relates to Verizon's Ordinary Business Operations.

The Proponents' Letter ignores the overriding fact that the Proposal relates to one of Verizon's core business functions – management of Verizon's broadband network and evaluation of the impact of government regulation of the internet. Instead, the bulk of the Proponents' Letter is devoted to a lengthy dissertation on the importance of net neutrality and attempts to obscure the primary issue that is relevant under Rule 14a-8(i)(7): whether or not the Proposal relates to Verizon's ordinary business operations. Verizon's day-to-day business involves the operation of its broadband network and internet network management practices. It is clear that net neutrality and proposed regulation impacting the provision of broadband services is closely intertwined with Verizon's ordinary and fundamental business operations. Moreover, net neutrality is a highly complex issue and requires a detailed understanding of, among other things, Verizon's current and future business models, strategies and operations, as well as the competitive landscape, to make an informed judgment as to what response is most likely to promote the interests of Verizon and its stockholders and customers. In addition, Verizon's broadband policies are examined and discussed by the Board and Verizon devotes substantial resources to monitoring compliance with laws relating to provision of broadband services as part of its day-to-day business operations.

The Proponents' Letter also improperly argues, on page 2, that a "proposal may not be excluded if it has 'significant policy, economic or other implications.'" To the contrary, as discussed in Section B.1. of the December 22 Letter, the fact that a proposal may touch upon a matter with public policy implications does not necessarily remove it from the realm of ordinary business matters. In addition, as the Proponents' Letter acknowledges, the Staff has permitted companies to exclude shareholder proposals on net neutrality, despite the proponent's argument that the proposal involved a significant social policy issue. *See Yahoo! Inc.* (April 5, 2007); *Microsoft Corp.* (September 29, 2006). The Proponents' Letter, however, fails to refute the cited no-action letter precedents in the December 22 Letter and offers no evidence that the issue of net neutrality is a materially more significant issue today than it was when the Staff previously considered the issue.

In addition, the Proponents' Letter attempts to draw a distinction between litigation and rulemaking proceedings, but these are distinctions without differences. As discussed in Section B.3. of the December 22 Letter, Verizon actively participates in the FCC rulemaking proceeding, which itself can be adversarial, particularly given the robust debate on the issue. The Proponents' Letter, for example, asserts that there is "strong public opposition to [Verizon's] position" (page 17), Verizon's "public position on a free and open Internet are in opposition to those of constituencies of extreme importance" (page 2) and Verizon's "position seems to place the Company in opposition to ... civil rights and human rights groups" (page 16). Given the competing interests and opposing positions on the issue, it is indisputable that the Proposal would interfere with Verizon's ability to respond effectively to the rulemaking proceeding.

III. The Proponents' Letter Fails to Refute Verizon's Argument that the Proposal Is Impermissibly Vague and Indefinite.

The Proponents' Letter fails to refute Verizon's argument that the Proposal is impermissibly vague and indefinite because it is subject to differing interpretations. Instead, the Proponents attempt to draw unwarranted conclusions based on a similar (though not the same) shareholder proposal submitted by Trillium at CenturyLink (formerly CenturyTel), which garnered a 30% "for" vote in 2009. Citing the CenturyLink shareholder vote, the Proponents claim that the vote represents "clear-cut and persuasive evidence that shareholders appreciate and understand the issues at stake in open and free Internet proposals." The Proponents attempt to make the specious argument that 30% of shares voting in favor of a proposal at a different company demonstrates that shareholders "had a sufficient understanding of the proposal to vote 'Yes'" (page 16) and attempts to apply this reasoning to the instant Proposal.[1] However, the Proponents fail to rebut the argument that the Proposal would still be subject to multiple interpretations and that even if shareholders voted "yes" on the Proposal, shareholders may have had different interpretations as to what the Proposal would or would not require. This is precisely the reason why Rule 14a-8(i)(3) permits companies to omit proposals where the resolution is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

IV. Conclusion

For the reasons set forth above and in the December 22 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to

---

[1] The Proponents also attempt to argue (page 16) that the "fact that only 10% of CenturyLink shares were counted as abstentions" should be taken as evidence that CenturyLink shareholders understood Trillium's proposal. The Proponents, however, fail to disclose that the 11.2% (not 10%) abstention vote on the Trillium proposal at CenturyLink in 2009 was substantially greater than the abstention votes on three other proposals voted on at CenturyLink's 2009 annual meeting of shareholders. Of shares voting "for," "against" or "abstain" at that shareholders' meeting, approximately 0.4% abstained on the ratification of the appointment of auditors, and approximately 0.8% and 2.2%, respectively, abstained on two other shareholder proposals. (Source: CenturyTel, Inc., Form 10-Q for the Quarter ended June 30, 2009, Part II, Item 4). By the Proponents' own reasoning, an 11% abstention vote on Trillium's proposal at CenturyLink's 2009 annual meeting demonstrates a fairly significant level of shareholder confusion.

Rule 14a-8(i)(10), Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14-8(i)(6) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Mr. Jonas Kron,
Trillium Asset Management Corporation

Mr. Henry Chalfant, Jr.
Mr. Conrad MacKerron, As You Sow Foundation
M. Thomas Van Dyck



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

January 25, 2010

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications, Inc. December 22, 2009 Request to Exclude Shareholder Proposal of Trillium Asset Management Corporation, filed on Behalf of Henry Chalfant, Jr., and As You Sow, filed on Behalf of Thomas Van Dyck

Dear Sir/Madam:

This letter is submitted on behalf of Henry Chalfant, Jr. and Trillium Asset Management Corporation, as his designated representative in this matter; as well as Thomas Van Dyck and As You Sow, as his designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Verizon Communications, Inc. (hereinafter referred to as "Verizon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, to respond to the letter dated December 22, 2009 sent to the Office of Chief Counsel by the Company, in which Verizon contends that the Proposal may be excluded from the Company's 2010 proxy statement under Rules 14a-8(i)(3), (6), (7) and (10), as well as Rule 14a-9.

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8 and 14a-9, it is my opinion that the Proposal must be included in Verizon's 2010 proxy statement, because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; (3) the Proposal is not inherently vague and indefinite; and (4) the Company has not substantially implemented the Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) a copy of these materials is being e-mailed concurrently to Verizon's Assistant General Counsel Mary Louise Weber, Esq. at mary.l.weber@verizon.com.

Summary

The Proposal, provided in full below, is focused on the issue of a free and open Internet, also sometimes referred to in the media and policy discussions as the issue of "net neutrality." As established below, over the last few years the issue of a free and open Internet has become the subject of significant Congressional, regulatory, media, business, and public interest group attention. Much of this attention can be attributed to the significance the Internet now has in the economic, social, and political life of most Americans. In many ways, the Internet has become a defining infrastructure of our economy and society.

This is particularly true for Verizon, the second largest U.S. Internet Service Provider. For that simple reason, it is appropriate for shareholders to consider the issue of a free and open Internet. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions "involving 'fundamental business strategy' or 'long term goals.'" Id. at 427.

The Proposal raises the issue in a manner that is appropriate for shareholder consideration. It is a request for "a committee of independent directors publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society." The Proposal does not ask the committee of independent directors to delve into detailed matters regarding particular Internet traffic protocols, packet prioritization, routers, servers, filters, or technologies.

Rather, the Proposal seeks to engage the Company and its shareholders in a high level discussion of Verizon's position on a critical question of public policy – perhaps the most important telecommunications and free speech question in a decade or more – that also has profound implications for the future health of our economy, democracy and society. As Federal Communication Commission (FCC) Chairman Julius Genachowski said this past fall: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth and a foundation for democracy in the 21st century."

Given the importance of this question, we believe it is entirely appropriate – in fact, necessary – for a committee of independent directors to re-examine the Company's position on a free and open Internet. The facts demonstrate that the Company's public position on a free and open Internet are in opposition to those of constituencies of extreme importance to the Company's business. In doing so, the Company has positioned itself in opposition to many well respected civil rights organizations such as the National Association for the Advancement of Colored People (NAACP) and National Council of La Raza, the largest Latino civil rights and advocacy organization in the U.S. In addition, the Company's position on this issue is in opposition to that of the President of the United States and many members of the U.S. Senate and House of Representatives.

Despite these facts, the Company has not demonstrated that the Board has reconsidered whether the Company's policy is actually prudent and in the best interest of shareholders and the Company in light of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

For that reason, and given the critical importance of the issue, not just for Verizon, but for our society, it is appropriate for shareholders to have the opportunity to request a committee of independent directors of the Board to re-examine the Company's policy in light of its social responsibilities. Therefore, we respectfully request that the Staff conclude that the Company has not established that it is entitled to exclude the Proposal from the 2010 proxy.

The Proposal

A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like Verizon forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

Verizon's opposition to the FCC's proposed rule-making was formulated and announced even before the proposed changes were made public in October 2009. One day earlier, Verizon CEO Ivan Seidenberg told an industry convention it would be a "mistake, pure and simple" for the FCC to impose a "burdensome regime" of regulation on the Internet. In contrast, the CEO of Qwest Communications, speaking one week after the FCC announcement, told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that Verizon is among the most active lobbyists on these issues.

We believe independent members of the Board should give the Company's position on this issue a second look to insure that the Company is adequately considering its social obligations as well as the risks and opportunities presented by this issue.

RESOLVED: Shareholders request a committee of independent directors publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

Background

The issue of a free and open Internet – sometimes also referred to as net neutrality – has been part of the public discourse since at least September 2005, when the Federal Communications Commission began to address the issue with its Policy Statement introducing four principles designed "to foster creation, adoption and use of Internet broadband content, applications, services and attachments and to ensure consumers benefit from the innovation that comes from competition."[i]

Generally speaking, the principle underlying efforts at preserving the free and open architecture of the Internet is that there should be no or minimal restrictions on content, technologies, applications or modes of communication on the Internet. There is, however, significant disagreement about what this principle means in application – how it might affect consumers' use and experience of the Internet; what it means for freedom of expression and association; what it might mean for the management of networks carrying Internet traffic; how it might affect innovation of and within the Internet; and the implications for businesses built upon the Internet.

Confirmation of the importance of this issue comes from a public record replete with proposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide media coverage involving thousands of individuals and organizations.

Regardless of one's position on the future of Internet architecture, there is strong consensus that it is a critically important issue affecting the future of our economy, our democracy, and our civic and artistic culture. For example, one important piece of pending Congressional legislation – H.R.3458 – Internet Freedom Preservation Act – which has 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provides 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

See also a Senate bill - S. 1836, Internet Freedom Act of 2009 - sponsored by Sen. John McCain. This significant interest in the subject is consistent with two October letters discussing the importance of a free and open Internet from 29 U.S. Senators, including Byron Dorgan, John Kerry, Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[ii]

In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[iii] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election - Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[iv]

In light of this widespread interest, in October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[v] In the lead up to the FCC announcement *The Wall Street Journal* reported

> Verizon Communications Inc. Chairman Ivan Seidenberg on Wednesday had some harsh words for the Federal Communications Commission a day ahead of its planned vote on open Internet rules, adding to what has become a fever pitch of public debate over the proposal.[vi]

There is little doubt that the open and free architecture of the Internet has been important to free speech around the world. Whether it be a tool for political dissent in China or Iran, or for civic organization here in the United States, as the bipartisan Knight Commission recently reported, the Internet and "[t]he potential for using technology to create a more transparent and connected democracy has never seemed brighter."[vii]

Just last week, Secretary of State Hillary Clinton gave "an important speech on an important subject" – the need to protect a free and open Internet. Highlighting the significance of the Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet". Secretary Clinton went on to observe: "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." [viii]

While the Secretary was speaking within the context of foreign governments, she indicated that the principles she enunciated are applicable to private and public entities and are are universal to all peoples and all nations. A very similar point was made by the White House in November 2009, when White House deputy chief technology officer McLaughlin reiterated the Administration's consistent support for "the importance of an open Internet -- both at home and abroad."[ix]

The FCC reports that over the past six years the issue has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute, Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association, Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just the 30 day period preceding the submission of this letter, the FCC received more than 20,000 filings and more than 100,000 comments on this issue. [x]

As FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[xi]

Last week FCC Commissioner Mignon Clyburn, during a speech at the Minority Media and Telecommunications Council's Social Justice summit discussed "how important – how essential – it is for traditionally underrepresented groups to maintain the low barriers to entry that our current open Internet provides."[xii]

Moreover, the issue is not only of importance in the United States. In December 2009, the European Commission made a declaration on net neutrality in the Official Journal of the European Union, stating:

> The Commission attaches high importance to preserving the open and neutral character of the Internet, taking full account of the will of the co-legislators now to enshrine net neutrality as a policy objective and regulatory principle to be promoted by national regulatory authorities (1), alongside the strengthening of related transparency requirements (2) and the creation of safeguard powers for national regulatory authorities to prevent the degradation of services and the hindering or slowing down of traffic over public networks (3). The Commission will monitor closely the implementation of these provisions in the Member States, introducing a particular focus on how the "net freedoms" of European citizens are being safeguarded in its annual Progress Report to the European Parliament and the Council.[xiii]

Prominent academic institutions, such as Harvard University and Columbia University, have established well-resourced research centers devoted to these issues. At Harvard, the Berkman Center for Internet & Society has initiated projects on subjects such as "Internet and Democracy" and the "OpenNet Initiative" which devote academic instruction and research on content filtering and how the Internet impacts "the rights of citizens to access, develop and share independent sources of information, to advocate responsibly, to strengthen online networks, and to debate ideas freely with both civil society and government."[xiv]

Similarly, in January 2010 the Institute for Policy Integrity at New York University issued a report - *Free to Invest: The Economic Benefits of Preserving New Neutrality* - which examined net neutrality policy from an economic perspective. The report concluded that it would be advisable to construct net neutrality rules that "will facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good." The report finds that the open and free Internet accounts for billions of dollars of economic value for Americans.[xv] For widely diversified investors, this economic perspective is critically important.

And shareholders are aware of the critical nature of these issues. For example, at CenturyTel, the nation's fourth largest ISP, a 2009 shareholder resolution seeking greater company disclosure regarding network management practices received a remarkable 30% of the vote in its first year – a clear expression of shareholder concern.

Given all this, it should be of little surprise that several news organizations reported that Verizon is one of the most active lobbyists on these issues.[xvi] For, as *BusinessWeek* described it in September 2009, the public debate over net neutrality is "likely to be the biggest telecom regulatory fight in more than a decade." [xvii]

This is not business as usual for Verizon or any of its constituencies. Trillium Asset Management, like all widely diversified investors, has a significant interest in this debate. The FCC's statements, and those of other commentators, include highly persuasive and compelling arguments that the architecture of the Internet will in fact have a major positive impact on the economy by virtue of its impact on free speech, civic participation, democratic engagement and marketplace competition, as well as robust broadband adoption and participation in the Internet community by minorities and other socially and economically disadvantaged groups. Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio elsewhere, lowering overall returns.

But we also believe the Company's position may not be in the Company's long-term interests. It puts the Company in a tenuous position with regard to its reputation and its responsibilities to corporate social impacts; it may also pose a long-term financial risk to the Company. As a result, we recommend that a committee of independent Verizon directors re-examine our Company's policy position. The public policy debate now swirling around a free and open Internet may be one of the most important public policy debates the Company will confront this decade. It is entirely appropriate for shareholders to have the opportunity to consider the issue on this year's proxy.

The Proposal Focuses on a Significant Policy Issue Confronting the Company

Since 1976, the Commission and the Staff have described the parameters of Rule 14a-8(i)(7). In Release 34-12,999 (November 22, 1976), the Commission explained that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

Similarly in Release 34-40018 (May 21, 1998) the Commission stated that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

Most recently, in *Tyson Foods, Inc.* (December 15, 2009), where the Staff concluded that antimicrobial resistance and the use of antibiotics in raising livestock was a significant policy issue, the Staff re-affirmed the relevance of the "widespread public debate" factor and noted the involvement and interest of legislators and regulators in the issue as a relevant factor.

It is also our understanding that the Staff considers several indicia in determining whether a matter constitutes a significant policy issue and has informally indicated that key indicia include the level of public debate, media coverage, regulatory activity and legislative activity.

As demonstrated above, the issue of a free and open Internet has become the subject of widespread public debate. Over one hundred thousand companies, organizations, and individuals have made public statements on the issue. Regulators, legislators, presidential candidates and governors have also taken a keen interest in the issue as they contemplate legislation and rules. Media outlets have described the issue as the "biggest telecom regulatory fight in more than a decade" and the debate as having reached "a fevered pitch." Lobbying around the issue has escalated considerably on both sides and the financial stakes over policy decisions reach into the tens of billions of dollars, if not more. The debate has also transcended political boundaries and is the subject of considerable interest in Europe. Whether it be academic programs devoted to the subject, labor union involvement, or civil rights groups activating to address the issue, under these circumstances there should be little doubt that the subject of a free and open Internet is a significant policy issue.

While the Staff concluded, in cases three and four years ago, that proposals focused on net neutrality were excludable (*Microsoft Corp.* (September 29, 2006) and *Yahoo! Inc.* (April 5, 2007)), we believe the public debate has only widened and deepened in the last few years. This is one of the occasions where an issue has grown into a significant policy issue since it was first considered by the Staff. As the Commission observed in 1998, in light of

> ... changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.

The issue of a free and open Internet is an analogous issue. While in 2006 and 2007 the issue may not have been deemed a significant policy issue, in 2009 it attracted dramatically greater attention. Given what has already proven to be a robust and vigorous debate in 2010, the issue is almost certain to continue to attract the attention of national leaders, legislators, regulators, public interest groups, the media, and the public.

Verizon has not argued, let alone established, that a free and open Internet is not a significant policy issue. The entirety of the Company's argument is focused on how the issue implicates the ordinary business of the Company. And while a free and open Internet may relate to ordinary business matters, it also focuses on "sufficiently significant social policy issues" such that it "would transcend the day-to-day business matters." Release 34-40018 (May 21, 1998). As was recognized by the SEC, virtually all issues implicate the ordinary business of a company, so the relevant question is whether it is also a significant policy issue. As described at length above, clearly it is.

Federal Regulatory Proceedings – an indicator of significant policy issues

Finally, the Company argues that "because the Proposal directly addresses matters that are central to an ongoing FCC rulemaking proceeding which directly impacts Verizon and in which Verizon will actively participate," the Proposal is excludable. This line of argument, however, fails to properly consider the role of legislation and rulemaking in the Rule 14a-8(i)(7) review process. Legislation is similar to a rulemaking proceeding in that – both are exercises of lawmaking powers. That is, legislation and rules are both generally applicable legal restrictions promulgated by a government authority. A lawsuit, in contrast, is the determination of particular legal rights and duties as between two parties. As such it is logical, in appropriate situations, due to the nature of attorney-client privilege and other prejudices the litigants can suffer, not to allow shareholder proposals to interfere with litigation. However, legislative and rulemaking proceedings do not implicate the same concerns. While corporate interests may be at stake in a rulemaking, the corporation's participation in the process is as one of many interests in the process. And in fact, the presence of legislation or rulemaking is evidence that there is a significant policy issue at stake. To prohibit shareholder proposals, as the Company suggests here, when there are pending rules or laws on the matter would completely undermine the rule, for almost by definition where there is a significant policy issue so there is frequently also legislation or a rulemaking procedure.

In *Tyson*, the Staff particularly notes the presence of legislation as being relevant to its determination that the *Tyson* proposal focused on a significant policy issue. The interest of legislators is an indicator of public concern about and issue and, as in the case of net neutrality, it is one of many powerful indicators of widespread public debate. As the text of H.R.3458 points out: "Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks." To allow the Proposal would not interfere with Verizon's ability to respond to a rulemaking proceeding; rather, to exclude the Proposal would interfere with shareholders' ability to exercise their rights to opine on significant policy issues confronting the Company.

There are multiple examples of permissible proposals which involve companies in the political or legislative process. In *Coca-Cola Company* (February 2, 2000), the Staff denied a no-action request. In that case, the resolution asked the company to promote the retention and development of bottle deposit systems and laws. It also requested the company cease any efforts to replace existing deposit and return systems with one-way containers in developing countries or countries that do not have an effective and comprehensive municipal trash collection and disposal system. In *Johnson and Johnson* (January 13, 2005), the shareholder requested the company to, inter alia, "Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." That proposal was deemed permissible in the face of a "political process" objection.

See also, *RJR Nabisco Holdings Corp.* (February 13, 1998) (a permitted proposal requesting "management to implement the same programs that we have voluntarily proposed and adopted in the United States to prevent youth from smoking and buying our cigarettes in developing countries"); *Unocal* (April 3, 1998) (a permitted proposal requesting a discussion of the costs associated with increasing lobbying by Unocal of federal and local legislatures and governments); and *American Electric Power* (January 21, 1987) (a permitted proposal seeking "information describing and explaining AEP's involvement in supporting or opposing state or national legislative and regulatory efforts to reduce power plant emissions, including AEP's support of groups like Citizens for Sensible Acid Rain Control, the Utility Air Regulatory Group and other lobbying and advocacy organizations.") These cases all demonstrate that it is appropriate for shareholders to weigh in on significant policy matters that are the subject of legislative activity.

For all of the reasons presented above we request the Staff conclude the Company has to overcome its burden of establishing that the Proposal does not focus on a significant policy issue.

The Proposal Does Not Seek to Micro-Manage the Company, Rather it Raises the Free And Open Internet Issue Appropriately for a Shareholder Audience.

The SEC clarified in the 1998 Release that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court first discussed the significance of the proposal seeking a report prepared at "reasonable expense" and concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

The Proposal now before the Staff simply asks "a committee of independent directors publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society."

To construct a proposal equivalent to the *ACTWU* proposal would probably produce a proposal that sought a chart identifying incidents that might be construed as violating free and open Internet principles for the last three years, listing the number of incidents or the percentage of Internet traffic the incidents constituted; or, descriptions of particular network management protocols, packet prioritization techniques, routers used, server systems implemented, filtering software and hardware, or other technologies.

But the Proposal does not do any of this. Instead, it seeks a re-examination of Verizon's position on this public policy debate – thereby reflecting a reasonably appropriate level of shareholder concern. The Proposal is also directed at a board committee, thereby explicitly and implicitly casting its terms in those appropriate for shareholder consideration. Finally, by requesting the report be developed at reasonable cost, the Proponents also seek to keep the work of the Committee at an appropriately general level that will not require it or shareholders to delve into the minutiae of the company's operations.

Also, consider the proposal in *Halliburton Company* (March 11, 2009) which was not omitted and which sought relatively detailed information on political contributions. In that proposal the resolved clause read:

> **Resolved**, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
>
> a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;
>
> b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
>
> c) The internal guidelines or policies, if any, governing the Company's political

contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

In *Halliburton*, the company made extensive arguments regarding how the proposal delved deeply into complex matters and clearly the *Halliburton* proposal sought a level of information far in excess of what the current Proposal seeks. Nevertheless, the *Halliburton* proposal was deemed permissible and not in violation of Rule 14a-8(i)(7). The Proposal in our case is significantly less detailed than the *Halliburton* proposal. The Proponents do not seek anything remotely similar to specific disclosures relative to particular laws or regulations and therefore does not delve into the micro-management of the Company.

For the reasons given above, we therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

The Company Has Not Substantially Implemented the Proposal Because the Company Has Not Addressed Any of the Terms of the Resolved Clause

The Company has not established that it has substantially implemented the Proposal because it only argues that management has articulated the Company's position with respect to some of the policy issues at stake. In contrast, the Proposal seeks a re-examination of the Company's policy by a committee of independent directors in light of a number of policy challenges and factors confronting the Company.

The Proposal asks that:

1. A committee of independent directors issue a report;
2. The committee report constitute a ***re-examination*** of our Company's policy position; and
3. The committee report include a discussion of how the company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

The Company, however, has not met its burden of establishing that it has met any of these elements.

First, while the Company points to public information and comments on net neutrality, none of these policy discussions were authored by a committee of independent directors. Given independent directors' unique position within Verizon's governance structures and risk assessment mechanisms, as well as the unique relationship it has with shareholders and the Company it is clear that staff or even executive-level authorship of public statements is insufficient. An issue of this magnitude, with clear implications for society and the communities in which Verizon operates can only be properly addressed by this proposed committee.

On a number of occasions the Staff has concurred that when a proposal is focused on board level action, it is not sufficient for the company to argue that employees and management are addressing the issue. For example, in *NYNEX Corporation* (February 16, 1994), the permitted proposal requested the company establish a four-member committee of its board of directors to evaluate the impact of various health care proposals on the company. The company unsuccessfully argued that it had substantially implemented the proposal because it had already established a Committee on Benefits, which oversaw the administration and effectiveness of all of the NYNEX employee benefits plans and programs, including the medical programs. In addition, the company argued that it was working to explore solutions to the specific issue of health care cost containment through its collaboration with unions, research institutes and business groups. In the case now before the Staff, the Company has not even argued that any directors are addressing these issues. Rather, as in *NYNEX*, the Company has argued that it is taking other steps, at the employee/management level, to address the issue, but not the essential step of addressing this issue at a board committee level. As the proponent in *NYNEX* rightfully pointed out, employee or management activities are no substitute for steps taken by board members and consequently the Proposal has not been substantially implemented. See also, *NYNEX Corporation* (February 18, 1994) which permitted a proposal seeking a committee which included outside directors (creation of a "Facilities Closure and Relocation of Work Committee" composed of four outside directors, two employee representatives and two representatives of affected committees).

Similarly, in *Associates First Capital Corporation* (March 13, 2000), the permitted proposal requested the company establish a committee of directors to develop and enforce policies to ensure that "employees do not engage in predatory lending practices." In that case, the company argued, unsuccessfully, that comprehensive internal procedures developed and implemented at the managerial level had substantially implemented the proposal. The proponent successfully pointed out that the proposal did not request management action, but instead focused on a board level review of the issue, and that consequently the proposal had not been substantially implemented. See also, *Conseco, Inc.* (April 15, 2001) (same).

Regarding the second element, the Company has not established that any of these public announcements and publications constitutes a ***re-examination*** of Verizon's policy position. In fact, Verizon has not demonstrated to shareholders or the public any effort to seriously reconsider the merits of its position. Re-examine means "to examine again or anew" (*American Heritage Dictionary*) and is synonymous with "review" (*Merriam-Webster Thesaurus)*. We are not seeking a re-statement of a policy position or even a re-articulation of the existing policy. We are asking the committee of independent directors to review the policy and to make a genuine effort to look at this policy anew – i.e. with a fresh perspective that would consider a change.

Such was the intention of the proponent in *General Electric Company* (December 1, 2009) where the proposal asked the Company "to reevaluate its policy of designing and selling nuclear reactors for the production of electrical power" and to issue a report on that reevaluation. In that case, the company was successful in making a substantial implementation argument upon demonstrating that it actually undertook a reevaluation of its participation in the nuclear reactor market. Verizon, however, has not established that the Company (let alone the independent directors) has undertaken any effort to review, reevaluate, reconsider or reexamine its policy.

It is particularly noteworthy that in the Company's January 14, 2010 filing with the FCC it does not engage in any discussion of the Company's social responsibilities as they relate to a free and open Internet.[xviii] In fact, the only discussion of free speech issues is the Company's assertion that the FCC proposal will interfere with Verizon's rights to free speech. Given that the FCC specifically requested "comment on whether our proposed nondiscrimination rule will promote free speech, civic participation, and democratic engagement,"[xix] the fact that Verizon completely ignored that request is further evidence that the Company has not addressed these core concerns.

In total, these deficiencies demonstrate that the Company has not addressed the core concerns raised by the Proposal as required by Rule 14a-8(i)(10). See *Dow Chemical Company* (February 23, 2005); *ExxonMobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *ExxonMobil* (March 27, 2002); and *Raytheon* (February 26, 2001). In essence, the Company is arguing that management and executive level communications which articulate the Company's policy constitute substantial implementation. However, these steps are woefully insufficient as they do not constitute a re-examination by a committee of independent directors of the Company's policy in light of the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society. As required by the rule, we are not asking shareholders to opine on a matter the Company has already acted favorably upon – it clearly has not. Rather we are asking shareholders to encourage a committee of our elected representatives on the board to reconsider our Company's position on a free and open Internet. For these reasons we request the Staff conclude the Company has not met its burden of establishing it has substantially implemented the Proposal.

The Proposal Makes a Clear and Reasonable Request for a Policy Re-examination and Discussion

The Company also argues the Proposal should be excluded because the second half of the resolved clause is allegedly open to a "myriad of interpretations" and "fails to provide any guidance as to what type of challenges should be discussed."

The kind of language the Rule is intended to exclude is similar to that found in *International Business Machines* (January 13, 2010), where the proposal read as follows:

> The Directors have failed in their duty to ensure the long term profitability of the Company by allowing the Executive Compensation Committee to provide a package that does not encourage the Executives to protect a major asset of the Company, the trust of the Employees. The Directors should take immediate action to correct this.

In *International Business Machines* the proposal failed to provide sufficient context for an understanding of the term "immediate action." In contrast, the Proposal makes clear many of the specific challenges posed to the Company by the net neutrality debate.

The Proposal notes, for example, that Verizon CEO Ivan Seidenberg told an industry convention it would be a "mistake, pure and simple" for the FCC to impose a "burdensome regime" of regulation on the Internet. While we disagree with his opinion, we believe Mr. Seidenberg knew very well what he was talking about when he made that major policy address. In opposing the FCC's proposed rule-making – even before it was formally announced – Mr. Seidenberg was not opining about a "myriad of interpretations" but instead providing the media and the industry with a well-defined corporate viewpoint on a considered set of principles.

The Proposal asks a committee of independent directors to reexamine the Company's position, as set forth by senior management, because that position seems to place the Company in opposition to others – such as FCC Chairman Julius Genachowski, who has said that new policy approaches are necessary to protect the Internet as a "foundation for democracy" and an essential tool to solve the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

The Proposal notes that the Company's position also puts it in opposition to civil rights and human rights groups. Hundreds of federal and state legislators have expressed concerns as well. How will Verizon negotiate the risks presented by the loud voices of these groups and elected representatives? The entirety of the Proposal is replete with social responsibility challenges facing the Company. We believe it is clear to any reader that the Proposal makes a forthright and well-defined request: that a committee of independent directors discuss these challenges in the context of a re-examination of the Company's policy position on a free and open Internet.

There is also recent, clear-cut and persuasive evidence that shareholders appreciate and understand the issues at stake in open and free Internet proposals. In 2009, a shareholder proposal at CenturyLink sought a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." That proposal received the support of the influential proxy advisory firm RiskMetrics Group and 30% of the vote. If anything, the CenturyLink proposal was more general than the current Proposal, and still a very large group of shareholders and the largest proxy advisory firm in the country concluded they had a sufficient understanding of the proposal to vote "Yes." Shareholders could have easily abstained if they were unsure of the questions raised by the CenturyLink proposal, but in fact only 10% of CenturyLink shares were counted as abstentions. And while the CenturyLink proposal was not identical to the current Proposal, both plainly raise issues related to the importance of a free and open Internet. Shareholders understand the issues and are comfortable forming an opinion about these requests.

Finally, the Company ignores the fact that the Proposal requests the report be produced at "reasonable cost." This limitation within the resolved clause is a clear and explicit limitation on the breadth of the report. As discussed above, the "reasonable cost" limitation ensures that the request is not an undue burden upon the Company. But it also serves to provide guidance because it indicates that it is our intention that the discussion not become an arbitrary and limitless discussion. While the Company claims that the discussion could cover "virtually an unlimited number of topics," the reasonable cost limitation refutes that assertion.

As much as the Company's hyperbole on this argument is designed to create the specter of unending and meaningless discussions that shareholders could never comprehend, the reality is that the plain language of the proposal includes an understandable request for a reasonable discussion of how the Company could address the social responsibility challenges of net neutrality – the very type of discussion that shareholders have already shown their ability to understand.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it raises that issue at a level of detail that is appropriate for shareholder consideration. Nor is the Proposal overly vague. Furthermore, the Company has not substantially implemented the Proposal. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

The debate swirling around how and if our nation needs to take further steps to protect the free and open Internet is precisely the kind of question Rule 14a-8 contemplates shareholders considering in the proxy materials. It is a significant policy issue confronting the Company and the Proposal is presented at a broad policy level – the most appropriate level for shareholder consideration. The Company has not shown that it has reconsidered its position in relation to its significant social obligations. In light of this failure and strong public opposition to the Company's position, it is now time for shareholders to have the opportunity to weigh in directly with their representatives at the Company – the board of directors.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

Conrad McKerron
As You Sow

[i] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

[ii] http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf .

[iii] http://online.wsj.com/public/resources/documents/fcc_20091016.pdf

[iv] http://news.cnet.com/8301-10784_3-9806431-7.html

[v] http://www.openinternet.gov/

[vi] http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html

[vii] http://www.thefederalregister.com/d.p/2009-11-30-E9-28062

[viii] http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full

[ix] http://www.washingtonpost.com/wp-dyn/content/article/2009/11/24/AR2009112404175.html

[x] http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf

[xi] http://www.openinternet.gov/read-speech.html

[xii] http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-295888A1.pdf

[xiii] http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2009:308:0002:0002:EN:PDF

[xiv] http://cyber.law.harvard.edu/ and http://www4.gsb.columbia.edu/citi/

[xv] http://www.policyintegrity.org/documents/Free_to_Invest.pdf

[xvi] http://www.opensecrets.org/news/2009/10/the-federal-communications-com.html and http://www.washingtonpost.com/wp-dyn/content/article/2009/10/21/AR2009102103944.html

[xvii] http://www.businessweek.com/technology/content/sep2009/tc20090929_214957.htm

[xviii] http://fjallfoss.fcc.gov/ecfs/document/view?id=7020378523

[xix] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 22, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of Henry Chalfant, Jr. and
Thomas Van Dyck, as co-sponsors

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon received a shareholder proposal and supporting statement (the "Proposal") from Henry Chalfant, Jr. ("Mr. Chalfant") and Thomas Van Dyck ("Mr. Van Dyck"), as co-sponsors (collectively, the "Proponents"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). In a letter dated November 10, 2009, Mr. Chalfant authorized Trillium Asset Management Corporation ("Trillium") to act on his behalf regarding the Proposal. In a letter dated November 17, 2009, Mr. Van Dyck authorized As You Sow to act on his behalf regarding the Proposal. In a letter dated November 23, 2009, As You Sow advised Verizon that Trillium was the primary filer of the Proposal and that As You Sow was a co-filer. Copies of the Proposal, the respective transmittal letters and the authorization letters referred to above are attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to each of Mr. Chalfant and Mr. Van Dyck and their respective representatives, Trillium and As You Sow, as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

The Proposal reads as follows:

A Free and Open Internet

WHEREAS: *The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like Verizon forge rules that shape, enable and limit Internet use.*

Federal Communications Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

Verizon's opposition to the FCC's proposed rule-making was formulated and announced even before the proposed changes were made public in October 2009. One day earlier, Verizon CEO Ivan Seidenberg told an industry convention it would be a "mistake, pure and simple" for the FCC to impose a "burdensome regime" of regulation on the Internet. In contrast, the CEO of Qwest Communications, speaking one week after the FCC announcement, told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that Verizon is among the most active lobbyists on these issues.

We believe independent members of the Board should give the Company's position on this issue a second look to insure that the Company is adequately considering its social obligations as well as the risks and opportunities presented by this issue.

RESOLVED: Shareholders request a committee of independent directors publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials:

- under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal;
- under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations; and
- under Rules 14a-8(i)(3) and 14a-8(i)(6) because the Proposal is so inherently vague and indefinite that neither the shareholders voting on the Proposal nor Verizon in implementing it (if adopted) would be able to determine with any reasonable certainty exactly what measures the Proposal requires.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal from its 2010 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented It.

The Proposal calls for a report discussing (1) Verizon's policy position on "a free and open Internet," (2) the challenges of addressing the issues presented by a "free and open Internet" in the context of Verizon's corporate social responsibility and its reputation and (3) the impact of Verizon's Internet management practices on its customers, the communities it serves and society in general. Verizon believes that it may exclude the Proposal under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal by making available on its corporate website extensive materials addressing these issues as described below.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See also *Nordstrom, Inc.* (February 8, 1995 (proposal that company commit to code of conduct for overseas suppliers was substantially covered by existing company guidelines) and *The Gap, Inc.* (March 8, 1996) (same). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's underlying concerns.

Although the report requested by the Proposal is broad in scope and not clearly defined, Verizon nonetheless believes that several reports and policy statements that Verizon makes available on its website are responsive to the questions and concerns raised by the Proposal. As a provider of broadband services, Verizon devotes substantial management resources to the development and implementation of policies to ensure that consumers receive high-quality, reliable and safe broadband Internet access services. The delivery of high-quality and safe public Internet access involves complex and evolving issues, ranging from how to protect consumers from security threats travelling over the Internet to how to minimize network congestion that can degrade the usefulness of Internet service. Verizon has published a 23-page report, entitled "Verizon Communications Primer – Broadband and the Future"(the "Broadband Policy Report"), which identifies various issues and challenges arising from the provision of broadband services, including issues concerning the regulation of broadband services, and discusses Verizon's policy positions and plans with respect to those issues and challenges. The Broadband Policy Report can be found on Verizon's website at http://responsibility.verizon.com/primer/broadband.html#network. A copy is attached hereto as Exhibit B.

Verizon's Corporate Responsibility Report, which is published annually and posted on Verizon's website at http://responsibility.verizon.com/home/main/, discusses the challenges and opportunities presented by our broadband network in the context of corporate and social responsibility. For example, pages 22-25 of the 2008/2009 Corporate Responsibility Report (the "2008/2009 Report") contain a discussion of the challenges of facilitating freedom of choice and expression on the Internet while maintaining individual privacy, protecting intellectual property rights and ensuring Internet safety. Pages 30-35 of the 2008/2009 Report describe Verizon's initiatives in using its broadband network to help reduce energy consumption and greenhouse gas emissions and improve the delivery of healthcare. Copies of these pages from the 2008/2009 Report are attached as Exhibit C. In addition, Verizon has adopted a set of core principles with respect to its treatment of communications content provided over its networks. These guidelines, which can be found at http://responsibility.verizon.com/home/contentpolicy/, offer Verizon's customers, business partners and others interested in its views on content management's insight into how Verizon views and approaches the important policy issues involving content. The guidelines address freedom of expression, the use of ratings and other standards, and the use and availability of parental controls and other means Verizon makes available to help its customers control the content that they and their families can access and view over Verizon's network. A copy of these guidelines is attached as Exhibit D.

Verizon believes that all of these publicly available materials, taken together, substantially implement the Proposal's request for a report discussing (1) Verizon's policy position on "a free and open Internet," (2) the challenges of addressing the issues presented by a "free and open Internet" in the context of Verizon's corporate social responsibility and its reputation and (3) the impact of Verizon's Internet management practices on its customers, the communities it serves and society in general. Because these materials clearly address the underlying concern expressed by the Proposal, Verizon is of the view that the Proposal may be properly omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(10).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Where a proposal would require the preparation of a special report to shareholders on specific aspects of the company's business, the Staff "will consider whether the subject matter of the special report ... involves a matter of ordinary business." Where it does, the proposal will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Verizon believes that these policy considerations clearly justify exclusion of the Proposal. The development and implementation of policies with respect to the management of Verizon's broadband network is a basic management function and an integral part of Verizon's day-to-day business operations as a telecommunications company and Internet service provider. Moreover, addressing the challenges of providing high-quality, reliable and safe broadband Internet access is, as stated in the 1998 Release, precisely the type of matter "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. *The Proposal Impermissibly Seeks to Subject Basic Management Functions to Shareholder Oversight.*

The Proposal, by its very terms, relates to the core of Verizon's business operations – the operation of its broadband network. In requesting that a committee of Verizon's independent directors issue a report on the company's policy positions with respect to government regulation of this core business function, the Proponents are seeking to subject to shareholder oversight an aspect of Verizon's business that, due to its complex nature, is most appropriately handled by management. The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., *The Western Union Company* (March 6, 2009) (permitting exclusion of a proposal that sought a report on the company's policies on investment in communities as relating to "investment decisions"); *Verizon Communications Inc.* (February 22, 2007) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights as relating to "protecting customer information"); *AT&T Inc.* (February 7, 2008) (same); and *H&R Block, Inc.* (August 1, 2006) (permitting exclusion of a proposal that sought implementation of a legal compliance program with respect to lending policies as relating to "credit policies, loan underwriting and customer relations").

Moreover, the Staff's no-action letters have found that the development of policies or practices relating to Internet network management or "net neutrality" are basic management functions for companies that operate broadband networks or offer Internet content or services. For example, in *Yahoo! Inc.* (April 5, 2007), in concurring with the exclusion of a proposal seeking a report on the company's rationale for supporting certain public policy measures concerning regulation of the Internet, and in particular, "net neutrality" measures, the Staff specifically noted that the Proposal related to Yahoo!'s ordinary business operations – "evaluating the impact of expanded governmental regulation of the Internet." See also *Microsoft Corporation* (September 29, 2006) (same) and *Pfizer, Inc.* (January 31, 2007) (permitting exclusion of a proposal that sought a "Business Social Responsibility Report" on the company's activities and plans with respect to certain regulatory matters and public policies as relating to "evaluating the impact of government regulation on the company").

Like the proposals in the foregoing precedents, the Proposal seeks a report on Verizon's "policy position" with respect to "net neutrality" and the impact of such issues and challenges, including proposed legislation, on "Verizon's corporate social responsibility." An evaluation of the impact of government regulation on Verizon relates to its ordinary business operations and is therefore excludable pursuant to Rule 14a-8(i)(7).

In addition, the fact that a proposal may touch upon a matter with public policy implications does not necessarily remove it from the realm of ordinary business matters. Rather, no-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company or whether it would only deal with matters of the company's internal business operations, planning and strategy. For example, in *Sprint Nextel Corporation* (February 17, 2009), the Staff concurred with the exclusion of a proposal seeking a report examining the effects of the company's Internet management practices on the public's expectations of privacy and freedom of expression on the Internet, despite the proponent's assertion that the proposal raised significant public policy concerns, because it related to the company's ordinary business operations – procedures for protecting user information. See also *Verizon Communications Inc.* (February 13, 2009) (same); *AT&T Inc.* (January 26, 2009) (same); and *General Electric Co.* (February 3, 2005) (permitting exclusion of a proposal relating to the elimination of jobs within the company and/or the relocation of U.S.-based jobs by the company to foreign countries pursuant to Rule 14a-8(i)(7) because it related to "management of the workforce," despite the proponent's objection that "the thrust and focus of [the] proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs").

2. *The Proposal Inappropriately Seeks to Engage Verizon in Political Discourse Implicating Verizon's Ordinary Business Operations.*

The Staff consistently has permitted a proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. In *Electronic Data Systems Corporation* (March 24, 2000), the Staff permitted exclusion of a proposal requesting the establishment of a committee to prepare a report on the impact of pension related proposals being considered by national policy makers because it appeared " directed at involving [the company] in the political or legislative process relating to an aspect of the [company's] operations." See also *International Business Machines Corporation* (March 2, 2000) (same); *International Business Machines Corporation* (December 17, 2008) (proposal seeking to require IBM to provide shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system was excludable because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of the [company's] operations"); *General Motors Corporation* (April 7, 2006) (proposal requesting the company petition the government for certain "CAFE" standards was excludable because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of the [company's] operations").

Like the proposals in the precedents cited above, the Proposal is directed at involving Verizon in the political or legislative process with respect to the operation of its broadband network and the issue of "net neutrality." Here, the Proponents clearly want to utilize the resources of Verizon and the platform of its proxy statement to involve Verizon in the ongoing political and legislative debate about regulation of the Internet. On a day-to-day basis Verizon devotes substantial resources to monitoring compliance with laws relating to its provision of broadband services and actively participating in ongoing regulatory, legislative and judicial proceedings relating to the issues presented by the Internet, including Internet safety, protection of intellectual property rights and freedom of expression, as well as network management practices. The Proposal inappropriately seeks to intervene in Verizon's routine management of this basic area of its business in order to advance a specific political or legislative objective.

3. *The Proposal Interferes with Verizon's Ability to Respond Effectively to a Federal Regulatory Proceeding.*

Verizon also believes that it may omit the Proposal under Rule 14a-8(i)(7) because the Proposal directly addresses matters that are central to an ongoing Federal Communications Commission ("FCC") rulemaking proceeding (the "FCC Proceeding") which directly impacts Verizon and in which Verizon will actively participate. The Proposal recognizes Verizon's involvement in the FCC Proceeding, as it states: "Verizon's opposition to the FCC's proposed rule-making was formulated and announced even before the proposed changes were made public in October 2009. As disclosed in its Quarterly Report on Form 10-Q for the third quarter of 2009, Verizon believes that any final rules that are ultimately adopted by the FCC, depending on their scope and terms, could have a significant adverse effect on Verizon's broadband services. [1]

---

[1] The relevant disclosure is contained under the caption "FCC Regulation" in Verizon's Quarterly Report on Form 10-Q for the period ended September 30, 2009, and provides:

> *Net Neutrality*
>
> On October 22, 2009, the FCC initiated a proceeding in which it proposes to adopt so-called "net neutrality" rules that it describes as intended to preserve the openness of the Internet. The proposed rules would apply to all providers of broadband Internet access services, whether wireline or wireless, but would not apply to providers of applications, content or other services. The FCC proposes to adopt as rules four principles taken from a previous policy statement that applied to wireline broadband services and to add two new requirements, all of which would be subject to the ability of network providers to engage in reasonable network management practices and to meeting the needs of law enforcement, public safety and national security. Specifically, the proposed rules would provide that a broadband Internet access provider: 1) may not prevent its users from sending or receiving lawful content over the Internet; 2) may not prevent its users from running or using lawful applications and services; 3) may not prevent its users from connecting to and using on its networks their choice of lawful devices that do not harm the network; 4) may not deprive its users of their entitlement to competition among network providers, applications, content or services; 5) must treat lawful content, applications or services in a nondiscriminatory manner; and 6) must disclose information on network management and other practices reasonably required for users and application, content and service providers to

The Staff has permitted the exclusion under Rule 14a-8(i)(7) of shareholder proposals that could interfere with the company's ability to respond effectively to litigation and governmental investigations. See, e.g., *Merck & Co.* (February 3, 2009) (proposal requesting that the company take various specified actions in pending litigation was excludable because it interfered with litigation strategy of a class action lawsuit on similar matters); *Point Blank Solutions, Inc.* (March 10, 2008) (proposal relating to various matters, including the initiation and settlement of litigation, was excludable as relating to ordinary business operations); *AT&T, Inc.* (February 9, 2007) (proposal requesting that the board issue a report containing, among other things, information regarding alleged disclosure of customer communications to government agencies was excludable because it interfered with litigation strategy of a class action lawsuit on similar matters) *Reynolds American Inc.* (February 10, 2006) (proposal requesting that the company conduct a campaign to apprise African Americans of health hazards associated with menthol cigarettes was excludable where the company was defending lawsuits relating to same matter); *Loews Corporation* (March 22, 2006) (same); *R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (proposal requesting that the company refrain from marketing cigarettes as "light" until independent research shows light brands actually reduce health risks was excludable because it interfered with litigation strategy of a class action lawsuit on similar matters); and *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (proposal seeking a report assessing the company's involvement in international cigarette smuggling was properly excludable under Rule 14a-8(i)(7) where the company was defending lawsuits relating to the same matter).

Even if the Proposal is deemed to touch upon significant policy issues, under these precedents a shareholder proposal is nevertheless excludable if it implicates litigation strategy. For example, in *Philip Morris Companies Inc.* (February 4, 1997), the Staff noted that it previously had "taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but nevertheless determined that the company could exclude a "proposal [that] primarily addresses the litigation strategy of [the company], which is viewed as inherently the ordinary business of management to direct." This result is also consistent with the longstanding position of the Staff that a company's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to ordinary business operations within the exclusive prerogative of management. See, e.g., *NetCurrents, Inc.* (May 8, 2001) (proposal requiring company to sue two individuals within 30 days of annual meeting excludable as ordinary business operations because it relates to litigation strategy); and *Microsoft Corporation* (September 15, 2000) (proposal asking company to sue federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation).

---

enjoy the protections of the rules. Any final rules that ultimately may be adopted, depending upon their scope and terms, could have a significant adverse effect on our broadband services.

The Proposal squarely implicates issues that are central to the FCC Proceeding. As a participant in the FCC Proceeding, Verizon must develop and support a legal position with respect to the proposed rules. The process is similar to formulating a legal strategy in connection with the pursuit or defense of a lawsuit. To comply with the request of the Proposal would improperly interfere with and could otherwise adversely affect Verizon's strategy in formulating and arguing its legal positions in connection with the FCC Proceeding. As such, inclusion of the Proposal in Verizon's 2010 proxy materials would permit the Proponents to interfere with management's right and duty to determine Verizon's legal strategy in connection with the FCC Proceeding.

For all of the foregoing reasons, Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations.

C. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) Because It Is Inherently Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9.

Notwithstanding the fact that Verizon believes that its publicly available materials substantially implement the Proposal under Rule 14a-8(i)(10), Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the description of the requested report is so vague and indefinite that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." According to the Staff, a proposal may be omitted pursuant to Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4. (September 15, 2004). See also *FirstEnergy Corp.* (February 18, 2004) (permitting exclusion of proposal urging Board to change company's governing documents relating to shareholder approval of shareholder proposals, because requested vote requirement was vague and misleading); *Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements because it was vague and indefinite); *Pfizer Inc.* (February 18, 2003) (permitting omission of a proposal requesting board make all stock options at no less than the "highest stock price" and that the stock options contain a buyback provision "to limit extraordinary gains", because the action requested was vague and indefinite); *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress concerning the Glass Ceiling Commission's business recommendations", but did not explain the substance of the report); *H.J. Heinz Co.* (May 25, 2001) (permitting omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); *Kohl's Corp.* (March 13, 2001) (same); and *Philadelphia Electric Co.* (July 30, 1992) (permitting omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans). In addition, a company may exclude a shareholder proposal under Rule 14a-8(i)(6) if it is beyond the company's power to implement it. A company lacks the power or authority to implement a proposal under Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corporation* (January 14, 1992).

Like the proposals described above, the Proposal may be properly excluded from Verizon's 2010 proxy materials because the scope and focus of the requested report is so vague and indefinite that it is open to myriad interpretations. The Proposal requests that the report discuss "how the Company could address the challenges presented by the free and open Internet issue," but fails to provide any guidance as to what *type* of challenges should be discussed. For example,

- Should the report address the technical challenges of providing reliable broadband access to end users if regulations restrict the ability of the network operator to prevent certain users from using more than their fair share of the network's capacity;

- Should the report address the legal challenges of protecting the intellectual property rights of content providers or the privacy rights of individual users of the Internet; or

- Should the report address the procedural challenges of ensuring Internet safety for some users, while protecting freedom of expression for others.

There are virtually an unlimited number of topics that could be addressed in the report requested by the Proponent. Due to the open-ended nature of the requested report, it would be impossible for either the shareholders or the Verizon Board to ascertain precisely what implementation of the Proposal would entail. Verizon is being asked to dedicate valuable analytical resources to a hypothetical, ill-defined study, not to a corporate report to shareholders.

In numerous instances, the Staff has permitted the exclusion of a proposal requesting a report where the proposal contains only general or uninformative references to the complex or multifaceted set of issues implicated by the proposal. See, for example, *The Ryland Group, Inc.* (January 19, 2005); *Kroger, Co.* (March 19, 2004); *Albertsons, Inc.* (March 5, 2004); and *Terex Corp.* (March 1, 2004), where, in each case, the Staff permitted exclusion of a proposal requesting a report based on the Global Reporting Initiative's sustainability guidelines. Like these proposals, the Proposal should be excludable because the action requested is so vague and indefinite that it would be impossible for either the shareholders or the Verizon Board to ascertain precisely what implementation of the Proposal would entail.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2010 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal, (2) under Rule 14a-8(i)(7) because the Proposal deals with matters relating to Verizon's ordinary business operations and (3) under Rules 14a-8(i)(3) and 14a-8(i)(6) because the Proposal is inherently vague and indefinite and thus, materially false and misleading. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068, to Trillium at (617) 482-6179 and to As You Sow at (415) 391-3245.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Henry Chalfant, Jr.
Mr. Jonas Kron, Trillium Asset Management Corporation
Mr. Thomas Van Dyck
Mr. Conrad MacKerron, As You Sow Foundation

EXHIBIT "A"

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

November 18, 2009

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

RECEIVED NOV 2 0 2009

To Whom it May Concern:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston, Massachusetts specializing in socially responsible asset management. We currently manage about $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file, on behalf of our client, Henry Chalfant, Jr., the enclosed shareholder resolution at Verizon Communications Inc. (VZ). This resolution is submitted for inclusion in the 2010 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Trillium submits this proposal on behalf of our client, who is the beneficial owner, per rule 14a-8, of more than $2,000 worth of VZ common stock acquired more than one year prior to this date. Our client will remain invested in this position through the date of the 2010 annual meeting. Enclosed please find verification of ownership and other documentation which addresses rule 14a-8. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

Please direct any communications to myself at 711 Atlantic Avenue, Boston, MA 02111, via fax at 617-482-6179, via telephone at 503-592-0864, or via email at jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

Enclosure



BOSTON
DURHAM
SAN FRANCISCO

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Verizon (VZ).

I am the beneficial owner of 2,400 shares of Verizon (VZ) common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2010.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that no personal identifying information other that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution and will identify Trillium Asset Management Corporation's mailing address for the purposes of communicating information related to this shareholder resolution.

Sincerely,



Henry Chalfant, Jr.
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

11/10/09
Date

A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like Verizon forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

Verizon's opposition to the FCC's proposed rule-making was formulated and announced even before the proposed changes were made public in October 2009. One day earlier, Verizon CEO Ivan Seidenberg told an industry convention it would be a "mistake, pure and simple" for the FCC to impose a "burdensome regime" of regulation on the Internet. In contrast, the CEO of Qwest Communications, speaking one week after the FCC announcement, told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that Verizon is among the most active lobbyists on these issues.

We believe independent members of the Board should give the Company's position on this issue a second look to insure that the Company is adequately considering its social obligations as well as the risks and opportunities presented by this issue.

RESOLVED: Shareholders request a committee of independent directors publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.


As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Nov. 23, 2009

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, NY 10007

Via facsimile (908) 696-2068

Dear Assistant Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Thomas Van Dyck, a shareholder of Verizon stock.

We are concerned about the company's opposition to proposed FCC rules promoting a free and open Internet.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Proof of ownership and authority to act on behalf of Mr. Van Dyck is attached. Mr. Van Dyck will hold the shares through the 2010 stockholder meeting. A representative of the filer will attend the stockholder meeting to move the resolution as required. Trillium Asset Management is the primary filer of this resolution; we are a co-filer.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures



November 17, 2009

Mr. Conrad MacKerron
Director Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. MacKerron,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Verizon Communications.

The resolution asks the company's Board of Directors to publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

I am the owner of more than $2,000 worth of stock (70 shares) that has been held continuously for over a year (purchased 2/16/2007) and will be held through the date of the company's next annual meeting.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Thomas Van Dyck

A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like Verizon forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

Verizon's opposition to the FCC's proposed rule-making was formulated and announced even before the proposed changes were made public in October 2009. One day earlier, Verizon CEO Ivan Seidenberg told an industry convention it would be a "mistake, pure and simple" for the FCC to impose a "burdensome regime" of regulation on the Internet. In contrast, the CEO of Qwest Communications, speaking one week after the FCC announcement, told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that Verizon is among the most active lobbyists on these issues.

We believe independent members of the Board should give the Company's position on this issue a second look to insure that the Company is adequately considering its social obligations as well as the risks and opportunities presented by this issue.

RESOLVED: Shareholders request a committee of independent directors publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the Company could address the challenges presented by the free and open Internet issue in the context of Verizon's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

EXHIBIT "B"



Verizon Communications Primer

Broadband and the Future

In This Section:

- NATIONAL BROADBAND POLICY
- HEALTHCARE REFORM AND THE ADOPTION OF INFORMATION TECHNOLOGY
- NETWORK MANAGEMENT
- ACCESSIBILITY
- DISCRIMINATORY TAXES ON TELECOMMUNICATIONS SERVICES
- INTELLECTUAL PROPERTY
- INTERNATIONAL ISSUES

January 2009

Created by Verizon Policy Development



NATIONAL BROADBAND POLICY

WHAT IT IS

The Internet has changed the way consumers communicate, shop, learn, and entertain themselves. A person in New York can play an Xbox game against a person in New Delhi. A rancher in Montana can exchange herding tips with a rancher in Mongolia.

Broadband services facilitate the seamless sharing of pictures, songs, games, and video programming. Broadband enables co-workers located on different continents to collaborate on documents in real time, and turns living rooms into examining rooms and classrooms, reducing greenhouse gas emissions and bringing people closer together.

Broadband deployment also stimulates economic growth and creates jobs. Broadband services open up new markets for U.S. goods and services. And the purchase and deployment of broadband infrastructure creates high-paying jobs and increases skill levels.

For U.S. policymakers, the goal should be ubiquitous broadband deployment for all Americans – urban, suburban, and rural. U.S. policies should encourage investment in, and the rapid deployment of, broadband services and infrastructure. U.S. policies should focus on stimulating both the supply of broadband services as well as the demand for such services. For example, policymakers should look for ways to expand computer ownership and literacy – factors that stand in the way of greater broadband adoption.



PUBLIC-PRIVATE PARTNERSHIPS TO INCREASE BROADBAND ADOPTION

Congress recently enacted the Broadband Data Improvement Act of 2008, which will help target the deployment of broadband services to unserved and underserved areas. The legislation will facilitate partnerships using a combination of public and private resources and federal grants to fund initiatives to increase both broadband supply and demand. Public-private partnerships, such as Connected Nation, help identify gaps in broadband availability and create unique deployment plans in states and localities.

WHERE WE STAND

Public-private partnerships present the best opportunity to examine all the relevant factors that affect broadband supply and demand, and to meet the needs of consumers in unserved and underserved areas. With the collaboration of a diverse array of governmental entities, businesses, labor and consumer groups, and educators, gaps in broadband deployment and adoption can be filled on a community-by-community basis. Just as important, these partnerships can assess demand-side factors – such as computer ownership and literacy – and develop creative solutions for bringing more people online.

Increasing broadband deployment and usage creates jobs and stimulates economic growth. A study by Connected Nation determined that a seven percent increase in broadband adoption would create 2.4 million U.S. jobs, save $662 million in health-care costs and $6.4 billion in vehicle mileage, and have an annual positive economic impact of $134 billion.



THE USE OF THE UNIVERSAL SERVICE FUND FOR BROADBAND DEPLOYMENT

The federal universal service fund has traditionally been used to help reduce the cost of providing telecommunications services in rural areas. Now, broadband services have become as important as, or even more important than, telecommunications services in ensuring that rural areas are connected to the world. There are some places in the United States today without broadband networks and services.

WHERE WE STAND

If policymakers determine to use universal service support for broadband, these funds should be used to pay for one-time capital investment in broadband infrastructure, providing a means for infrastructure investment for the IP networks of the future. The universal service fund should not be used for ongoing expenditures related to broadband infrastructure and services.

REGULATION VS. MARKET INCENTIVES

Broadband services have been deployed commercially for approximately ten years. Over that time, policymakers have recognized the importance of creating market-based incentives to encourage broadband investment and deployment. Rather than applying the more-stringent regulations apply to telecommunications services and infrastructure – rules that, in many cases, are also outdated in the context of today's competitive marketplace for voice services – the Federal Communications Commission generally has applied an "old wires, old rules; new wires, new rules" philosophy towards broadband services and networks.

The removal of outdated and ill-fitting regulations and creation of investment incentives has enabled facilities-based broadband deployment and competition to flourish. Broadband providers utilizing infrastructure previously designed for telecommunications, cable, wireless, and satellite services now compete head-to-head for broadband customers. Such competition has increased the speed, quality, and sophistication of broadband services, while leading to decreased prices per Megabit over time. Competition has driven innovation at the application layer as well. As broadband services continue to become more robust, they support more and more bandwidth-intensive applications. For example, broadband has revolutionized video programming distribution and increased consumers' access to local and personalized content.



WHERE WE STAND

Consumers are reaping the benefits of policymakers' decisions to increase incentives for all providers to invest in bigger and better broadband networks and services. Investment and deployment in next-generation broadband networks – such as Verizon's FiOS network – is happening at a remarkable pace, and consumers now have more choices than ever before.

Given these successes, policymakers should reject efforts to impose new regulations – including common carrier-type requirements such as nondiscrimination – on broadband networks and services. Such network regulation would get in the way of innovation and deter continued investment in new and better broadband networks and services. Such regulations also could prevent broadband providers from protecting network security and integrity, blocking spam and computer viruses. Network regulation would be particularly problematic for wireless broadband networks, which are inherently shared-bandwidth systems in which the large consumption of bandwidth by one user within a cellsite can negatively impact the Internet experience of all other users within the cellsite. Such regulation would also reduce innovation and investment in broadband services by eliminating the ability of broadband providers to experiment with new business models.

The U.S. broadband market has multiple facilities-based providers that use different technology platforms to compete head-to-head for customers. This competition enables policymakers to largely rely upon market forces, rather than regulation, to ensure that consumers receive innovative services at reasonable prices. As new facilities-based providers such as Clearwire continue to enter the broadband market and increase competitive alternatives for consumers, policymakers should continue to rely on market forces to maximize consumer benefits and to encourage broadband providers to rapidly deploy robust networks throughout the United States.

WHAT OTHERS ARE SAYING

"Never before has the United States had such an opportunity for an economic return on investment as is available when we make broadband an infrastructure priority. Together, we have to elevate the understanding of the transformative power of broadband so that those who are the nation's most vulnerable will not remain on the wrong side of the digital divide, therefore allowing for an economic impact of proportions never before possible in the history of our nation."

— Brian Mefford,
CEO, Connected Nation
Press Release
October 14, 2008



"The role of information technology in promoting economic growth and productivity is well documented. Digital computers allow information to be stored, analyzed, manipulated – and turned into useful knowledge. High capacity communications networks allow those computers to work together, and increase exponentially society's ability to create knowledge and put it to work. Ethernet inventor Bob Metcalfe formalized this notion in what has become known as Metcalfe's law: the value of a communications network is a function of the number of users, squared."

— Jeffrey A. Eisenach, Ph.D.
Chairman, Criterion Economics
Before the U.S. Senate Committee on Commerce, Science and Transportation
April 24, 2007

THE BOTTOM LINE

Verizon agrees that policymakers should continue their focus on a national broadband policy. That policy should facilitate the deployment of robust broadband services to all Americans by maintaining and creating incentives for investment in next-generation broadband networks. It should also include steps to stimulate consumer demand for such services. For example, policies should increase the level of computer ownership and literacy, and promote applications training and usage. These are significant factors affecting the rate of broadband adoption. A national broadband policy should minimize regulations imposed upon the competitive broadband marketplace, and use targeted strategies to help ensure that broadband services are available in unserved and underserved areas.

Broadband services are now a central part of the economic and social fabric of the United States. By providing incentives to broadband providers to deploy broadband networks, and to consumers to subscribe to broadband services, policymakers can increase broadband adoption in the United States, especially in unserved and underserved areas. Increasing broadband deployment has a direct impact on the U.S. economy, and especially on the economies of communities located far from metropolitan areas. Policymakers should apply the right mix of incentives and support to ensure that ubiquitous broadband deployment becomes a reality.



HEALTHCARE REFORM AND THE ADOPTION OF INFORMATION TECHNOLOGY

The current American healthcare system is facing tremendous challenges that threaten to diminish critically opportunities and choices for quality and affordable care.

Healthcare spending is rising rapidly in absolute terms and in the context of employers' budgets, threatening their ability to provide affordable healthcare options to employees, retirees and their families. Verizon provides healthcare coverage to more than 900,000 employees, retirees, and their family members at an annual cost to the company of more than $4 billion. The reasons for these increasing costs are many, including cost shifting from medical providers (which is how the U.S. pays for care of the uninsured), and the failure to use untapped technologies.

WHAT IT IS

Verizon's CEO, Ivan Seidenberg, serves as the current chair of the Business Roundtable's Consumer Health and Retirement Initiative. The Initiative has proposed a specific plan on how to achieve much needed reform. The proposal contains four specific pillars:

- Creating greater consumer value in the healthcare marketplace;
- Providing more affordable health insurance options for all Americans;
- Placing an obligation on all Americans to have health insurance coverage; and
- Offering health coverage and assistance to low-income, uninsured individuals and families.

To achieve this the following actions should be taken: encourage the adoption of interoperable standards in health information technology; improve transparency of cost and quality of services and supplies; reward providers for the quality of outcomes versus the volume of treatments; foster a more competitive insurance marketplace creating regional pools rather than individual states; and support universal coverage by lowering costs and providing subsidies for those in need. In addition, all Americans should be encouraged to participate in employer sponsored or community based wellness, prevention and chronic care programs.

Healthcare benefits protected by the Employee Retiree Income Security Act (ERISA) must continue in order to maintain a national system of benefits provision. A national system promotes economies of scale, bargaining power on behalf of the employee, and allows for standardized benefits to be provided by companies with a nationwide presence at a lower cost.


verizon

Rapid and sustained deployment and adoption of health information technology is crucial to the health care reform agenda. Verizon believes broadband will be a transformative technology in the provision of healthcare. Verizon's next generation broadband networks are currently providing transmission for at-home patient health monitoring. Doctors at the National Children's Medical Center and The University of Maryland Medical Department in Baltimore use Verizon's network. The University has had success with its "Operating Room of the Future," where outside medical experts can monitor in real time a patient's condition and remotely assist the surgery team.

Specific actions policy makers can take to accelerate the implementation of healthcare information technology include: develop incentives for providers to adopt healthcare information technology; encourage use of telemedicine to address cost issues; and enact national healthcare information technology legislation that accelerates the adoption of national information technology standards.

The Federal Government can resist attaching costly regulations to such networks, which makes them less profitable to build and maintain. Further, it can take a leadership role in establishing standards by providing incentives for the use of technology in its own health programs.

Implementing healthcare information technology will improve healthcare safety, quality and efficiency, and reduce costs. This would be achieved through widespread adoption of standards based interoperable solutions such as Personal Health Records (PHRs), Electronic Medical Records (EMRs), remote monitoring and consultation solutions, and telehealth applications, to name a few. In addition to those, electronic prescribing (ePrescribing) enables healthcare providers to better monitor a patient's prescriptions and dosages, and reduces the potential for medical errors (e.g. unclear notation in medical records, failure to get prescriptions filled, and adverse reactions). **The RAND Corporation estimates an $81 billion potential savings from healthcare information technology.**

Prior to the launch of the Health IT Now! Coalition (www.healthitnow.org), health information technology was not on Congress's priority list. Through its many activities, the Coalition was able to reengage Congress, and legislation moved in both chambers. The Coalition is known for working with all parties to craft legislation that advances good public policy and addresses the key issues. Looking ahead to the 111th Congress this foundation will allow for successful passage of some form of Health Information Technology legislation in 2009.


verizon

WHAT OTHERS ARE SAYING

There is agreement that advanced healthcare information technology can improve the quality of life, the quality of care, and drive down medical costs.

Privacy issues may be the greatest hurdle to implementing this broadly supported initiative, and those issues must be addressed. However, while some may seek to derail the initiative on this basis alone, such objections can be overcome through public education about the enhanced choices and improvement in quality healthcare that will result. An informed public will demand action to bring about these benefits.

THE BOTTOM LINE

"The problem with the healthcare market in this country is that it doesn't really function as a market – leaving major consumer needs unmet, costs unchecked by competition, and basic practices untouched by the productivity revolution that has transformed every other sector of the economy."
– Ivan Seidenberg, chairman and CEO of Verizon Communications and chairman of the Consumer Health and Retirement Initiative at the Business Roundtable.

A functional and supportive system must act to put consumers in charge, create a system of interoperable standards that foster wide adoption of health information technologies, support market based competition, and realize universal coverage and transparency for consumers.



NETWORK MANAGEMENT

WHAT IT IS

As broadband networks have evolved, so too has the debate over acceptable network management practices. The current debate is an outgrowth of the earlier policy discussions concerning "net neutrality."

Network management is nothing new. It is an essential tool long used by network operators to ensure that consumers receive high-quality, reliable, and safe broadband Internet access services.

In providing consumers with broadband services used to access the public Internet, broadband providers employ a variety of practices, with goals ranging from the mundane – such as provisioning the service at the level that the subscriber selected – to the vital – such as protecting networks and subscribers from security threats traveling over the Internet. Some broadband providers also face an increasing need to use network management to safeguard the performance and quality of their subscribers' services by minimizing the network congestion that can degrade the usefulness of their services. Policymakers should encourage – not restrict – broadband providers' ability to engage in these pro-consumer practices to respond to evolving challenges that threaten consumers' services. Competition and innovation will best protect consumers from possible abuses by network operators.

The network management practices required to provide consumers with safe, reliable, and high quality broadband services to access the public Internet are complex and evolving, and these practices are best left to network engineers who must respond to real world concerns. The arguments asking policymakers to prospectively restrict providers' network management practices fail to account for the complexity, and importance, of these practices. Sweeping arguments in favor of regulation ignore the real world need for broadband providers to manage their networks in a wide range of contexts and using a variety of methods in order to deliver high-quality and safe broadband services to their consumers. In fact, there appears to be a broad consensus that network management is both appropriate and necessary, and a recognition that intrusive, anticipatory regulation would result in harm to innovation and to consumers' services. Ex-ante (before the event) regulation cannot anticipate all possible threats consumers might face on the Internet. Further, the government should not be picking winners and losers when it comes to network management practices used by network operators.



The existence of robust broadband competition further alleviates any need for regulation because competition encourages network management practices that benefit consumers. As with other broadband provider practices, existing and growing competition is the most effective check on providers' network management practices. Broadband providers are engaged in intense, intermodal competition across a number of dimensions, including speed, price, service quality, and features. Given this dynamic and working marketplace, any provider that engages in network management practices that harm consumers will be identified and punished, while those that employ practices that benefit subscribers' broadband experience will be rewarded. The efficiency of this approach is furthered by the meaningful information that broadband providers, by competitive necessity, provide subscribers about their service plans, including information concerning the parameters of, and any material limitations on, subscribers' services. Armed with this information, consumers are able to choose the broadband services that best meet their needs. And, as recent events prove, the vigilant and vocal online community provides additional scrutiny of the practices of broadband providers, thus effectively eliminating any possibility that providers could surreptitiously engage in practices that harm their subscribers, even if they wanted to.

This is not just a network issue. Rather, *all* players in the broadband space — network providers and application and service providers alike – must act reasonably and responsibly. It is equally incumbent upon application and service providers to design and develop services in a way that takes into account and minimizes their effect on other consumers, applications, and services. Likewise, application and service providers should provide consumers with meaningful information about, for example, how their products utilize consumers' bandwidth and whether they are designed to be compatible with other applications and services a particular consumer may use, as well as their effects on third party users on the same network.

Effective network management practices also may also be essential to furthering national security interests, given the increasing reliance of government agencies and emergency responders on the Internet and broadband networks.

In any event, the FCC, FTC and other federal policymakers have shown that they are closely monitoring broadband providers' practices – including network management practices – and will not hesitate to act if they find that problems arise. In its recent order condemning certain network management practices employed by Comcast, the FCC made clear that it was prepared to uphold its previously announced broadband principles. Similarly, the Federal Trade Commission has engaged in oversight of Internet practices and usage. In light of this attention to providers' practices, new legislation or more regulation, with all their unintended consequences, is not needed.


verizon

WHERE WE STAND

There is no problem today that warrants the imposition of regulation of the Internet, such as restrictions on broadband providers'network management practices. Any consideration of providers' network management practices must account for the multiplicity of reasons for network management, the various forms of existing and potential network management practices, the technological and practical constraints limiting the practices available to broadband providers, and the costs and potential harms of adopting regulations in the context of the dynamic and evolving broadband marketplace. Foremost, policymakers must take into account that network management practices serve customers' interests in receiving high quality and safe broadband services, and thus help them to take advantage of the full range of content, applications, and services available on the Internet. Given these considerations, there is no reason to adopt prospective regulation in this evolving area.

At the same time, there also is broad consensus that any network management practices – and the related practices of application and online service providers – should be reasonable and that consumers should be given meaningful information about those practices so that they can make informed choices.

THE BOTTOM LINE

Rather than adopting regulations that could harm the quality, safety, and reliability of consumers' broadband services, policymakers should encourage all players in the Internet industry – network providers, application developers, and others – to act reasonably and responsibly and to cooperate with one another in issues surrounding network management. Likewise, all players must act in a transparent manner. Consumers must have meaningful information that allows them to select between competing broadband providers, and also make informed decisions about the applications and online services that they use. Informed consumers and vigorous competition remove any need for intrusive regulation which would undermine policymakers' preeminent goals of encouraging broadband investment and deployment.


verizon

ACCESSIBILITY: ASSISTING PEOPLE WITH DISABILITIES THROUGH BROADBAND

People with disabilities are the largest minority in America. At more than 55 million, they represent a sizable population of potential customers and employees. Their number will rise dramatically with the baby-boom generation now reaching retirement age. According to projections, in just two years there will be 34 million people in the U.S. between the ages of 65 and 84. In 10 years, the number rises to 47 million.

Along with disability, age is becoming a factor in the adoption and accessibility of technology—the most telling example is in the use of cell phones. Among some age segments—those between the ages of 20 and 40, for instance—almost 90 percent have cell phones. But among seniors (those older than 65), only about 50 percent have them today, according to research done by the Pew Trust. While today's seniors are more familiar with technology, they are facing challenges in the use of it such as the onset of hearing problems, weaker eyesight and arthritis among other things.

WHAT WE ARE DOING

Verizon is committed to making technology accessible to everyone, and we've been working toward that goal for 15 years through our two Verizon Centers for Customers with Disabilities in Marlboro, Massachusetts and Oxnard, California. The centers, which handled nearly 800,000 calls last year and created more than $55 million in sales, provide telecommunications services for people with hearing, vision, mobility, speech and cognitive limitations.

This past year the Center expanded its videophone customer service option so that customers whose first language is American Sign Language can communicate one-on-one with our customer service representatives.

In addition, the Verizon Foundation delivered a $1.5 million grant to the American Foundation for the Blind to fund and expand the organization's Web site. The site (www.afb.org/seniorsite) is geared to help aging adults with low vision lead independent and comfortable lives. Among the materials on the site are:

- A nationwide database of services for seniors with low vision, which shows them where to find large print or audio books, where to receive computer training and provides comprehensive listings of counseling centers.



- A library of video material providing demonstrations on everything from meal preparation and instruction on using adaptive devices to video testimonials from other aging adults.

We have also launched a mobile phone dubbed the "Coupe." The Coupe is lightweight with a large display and has buttons with larger numbers with a dedicated key for calls to 911, as well as programmable "In Case of Emergency" numbers. It also offers an easy-to-use voice-dialing feature and color-coded keys for specific features—a white key for volume control, red for the battery-charging port and blue for the headset port.

Based on the success of this handset and feedback from older American users, Verizon followed up the Coupe with the Knack in 2008 and Verizon designed a cell-phone service plan for older Americans called "America's Choice 65 Plus." It's inexpensive—$20 a month with a two-year service plan—and simple, with lots of "anytime" minutes and even more night and weekend minutes.

WHAT ELSE CAN BE DONE

Innovations such as the above are made possible by robust broadband networks.

Government can take a leadership role by streamlining old-style regulation that slows broadband deployment. This will encourage the deployment of broadband networks needed to carry high resolution signals. Government can also resist attaching costly regulations to such networks which makes them less profitable to build and maintain, thus limiting the reach of next-generation broadband networks while sending investment dollars to other places. Policymakers can take a leadership role by encouraging industry to establish standards to the use of technology by people with disabilities, providing incentives to encourage companies to develop and deploy technologies that promote access for people with disabilities, and using advanced technology in its own programs for persons with disabilities.

As a means to ensure that we can continue to promote innovation and deploy technology while balancing the legitimate need for accessibility, we have worked closely with the Coalition of Organizations for Accessible Technology (COAT) on draft legislation that is planned to be introduced in 2009 to expand the accessibility requirements in the current Communications Act to account for communications over the Internet, via wireless and video offerings as well. COAT's leadership includes all of the major national disability organizations and they have welcomed Verizon's participation in this process.


verizon

THE BOTTOM LINE

Keeping the telecommunications markets open and competitive will yield the kind of innovations that will allow disabled individuals to take control of their communications needs with ease and efficiency.



DISCRIMINATORY TAXES ON TELECOMMUNICATIONS SERVICES

WHAT IT IS

Communications is not a luxury. Rather, it has become part of the basic fabric of our social and economic life. The growth of the technologies on which communications ride represents one of the few robust industries in the U.S., and such growth should be encouraged, and not taxed unfairly. With increasing competition, a weakened national economy, and technological change, industry-specific taxes and fees (i.e. taxes in excess of general business levels) on telecommunications services and property are discriminatory, regressive and antiquated. Given the continued expansion of wireless innovation and features, it is estimated that one in five United States households will be wireless-only by the end of 2008. Increased service areas and unlimited calling plans are allowing households to eliminate landline phones in favor of the flexibility and convenience of mobile devices. Wireless-only households tend to be smaller, have lower incomes, and frequently move or change jobs. Americans are being hit hard with rising costs for gas, health care and food, and need to know that their cell phone bills will not be the next cost to spiral out of control. Keeping our telecom infrastructure cutting-edge keeps our economy moving, and helps the millions of Americans and businesses that depend on affordable wireless services.

Discriminatory taxes fail to reflect the changing face of technology and hinder innovation and consumer adoption of new and exciting technologies. With wireless services, for example, tremendous competition has brought lower prices to consumers, access to affordable and innovative devices, constantly improving service quality and a variety of service plans that can be tailored to an individual consumer's needs and wants. This competition extends to other sectors of the communications and entertainment industry as competition expands with ISPs, entertainment services providers, VOIP providers and wireline providers. The benefit to consumers of this competition is the availability of innovative new services that are made possible by the tremendous amount of capital that carriers have invested. These capital expenditures enable the United States to continue to be a leader in technology, and will continue to fuel the growth of small businesses participating in the digital economy. In the wireless sector in particular, growth is increasingly compromised by excessive taxation, which is considerably higher for the telecommunications industry than other sectors of the economy. The methods and policy reasons for levying and collecting these taxes have failed to keep pace with marketplace changes. This failure has created an unacceptable outcome – multiple taxes on the same product or service and, in some cases, no taxation on similar or substitute products or services. In short, given the highly competitive nature of the industry, telecommunications services should be taxed like any other competitive businesses.



This problem of discriminatory taxes has resulted in higher bills for the typical communications consumer and will likely take years to reverse. For example, the Federal Excise Tax – a 3% federal excise tax on telecommunications enacted to fund the Spanish-American War in 1898 – is still levied on basic local-only service even though, as a result of litigation losses, Treasury and IRS in 2006 eliminated its application to long distance and bundled services, as well as all wireless and VOIP services. The typical wireline consumer faces a 17.23 % total state and local tax on wireline service. This excessive and discriminatory tax situation exists at all levels of government and for all communications services. For the more than 255 million wireless phone service subscribers in the United States, state, local and federal taxes add an average of 15.2 percent to their monthly bills, versus an average rate of 7.07 percent for most goods and services. Wireless service, considered by many Americans to be among modern life's necessities, is taxed more like "vices" such as tobacco and alcohol. Ironically, expanding regressive, monopoly era telephone taxes that are imposed at "vice" levels to the still developing digital economy will have a comparable impact on new products and services, services that should be encouraged rather than inhibited.

Some positive steps were taken in the 110th Congress to address this problem. For instance, over 140 lawmakers on Capitol Hill sought to put the brakes on what industry experts say are "discriminatory" wireless taxes; i.e. ones that focus solely on the wireless or communications industry and do not affect other kinds of products and services. Legislation in the House (H.R. 5793) and Senate (S. 3249) called for a five-year moratorium on state and local governments' authority to levy new taxes on wireless service, providers and property at rates greater than other businesses (e.g., discriminatory taxes). The bills would need to be re-introduced to enact the moratorium in 2009.

In a related area, the U.S. House of Representatives and the Senate recently passed legislation that would extend the ban on state and local taxes on Internet access by seven years. Further, the House and Senate considered the Modernize Our Bookkeeping In the Law for Employee's (MOBILE) Cell Phone Act of 2008 (S. 2668). The companion bill in the House was H.R. 5450. The bills would amend the Internal Revenue Service code to prevent employer provided cellular phones from being taxed as perks or fringe benefits. The current tax code provision stems from a time when cellular phones were rare and expensive. Now, cellular phones are common in the workplace and are instrumental in job performance in virtually every industry. Currently, the tax code calls for employees with company-provided cell phones to keep logs of their personal and work-related calls for tax purposes, a requirement whose time commitment is a drain on productivity. And the IRS is starting to audit employees' use of company-issued cell phones on a spot-check basis.

WHERE WE STAND



Verizon Communications supports a modern tax system that does not discriminate based on the type of technology competitors use to deliver communications services and results in the taxation of communications and entertainment property and services at rates no higher than other competitive, commercial businesses.

Most importantly, ending regressive taxation on telecom services will benefit consumers. This is because these discriminatory taxes are typically reflected as a tax or surcharge on the customers' monthly bill which substantially increases consumer costs.

Telecommunications carriers and their consumers face a greater tax burden than virtually any other U.S. business sector. Federal tax policy should be technology-neutral, competitively-neutral, nondiscriminatory and pro-investment. Discriminatory state and local transaction taxes that now discourage consumption of innovative telecom and broadband technologies must be eliminated and made fair. It is unfair to subject telecom consumers to regressive taxes that are double and triple the amount of general sales taxes. Nondiscriminatory and competitively-neutral tax policies encourage a robust investment in and the rapid deployment of broadband technologies for consumers and small businesses. Taxes on telecom services should not be comparable to "sin" taxes imposed on products such as tobacco and liquor, with tax rates reaching 15% or more. Further, a tax moratorium will not boost the bottom line for providers but merely allow wireless consumers to keep more money in their pockets.

Ending these discriminatory taxes will boost the U.S. economy and stimulate investment and innovation at a time when it is much needed. Specifically, Congress should:

- repeal the archaic and regressive Federal Excise Tax remaining on local-only service;
- enact a wireless moratorium to stop the expansion of "legacy" discriminatory telephone taxes to new innovative wireless services and property;
- encourage states and localities to reform their laws to levy only fair and non-regressive taxes on communications services and property.
- Repeal outdated discriminatory business taxation rules on wireless phones used by employees.

WHAT OTHERS ARE SAYING


verizon

The National Governors Association and the National Conference of State Legislators have advocated for state and federal reforms to streamline, modernize and reform tax rates on communications services and property, so that they are no different than the tax burden imposed on other businesses and their products and services. The Advisory Commission on Electronic Commerce (ACEC), created by Congress, recognized that existing state and local communications taxes were discriminatory and excessively burdensome to providers and consumers.

THE BOTTOM LINE

Excessive taxes hurt consumers and impede U.S. economic growth, as well as slow broadband investment and technological innovation. The current tax systems applicable to communications service are remnants of a bygone era when there were monopolies in the telecommunications industry and not the fierce competition for customers that we see today. Congress should update the law to reflect more accurately our modern telecommunications needs, and enact legislation that will benefit consumers and businesses by expanding access to new technology, by streamlining and reducing discriminatory taxes, and by promoting American global competitiveness.



INTELLECTUAL PROPERTY

WHAT IT IS

"Intellectual property" is a term referring to a class of innovations, creative works, and names subject to different forms of protection including patent, trademark and copyrights. Copyrights can include books, music, software, artistic works, motion pictures, and other tangible items that are the product of someone's creative expression. Intellectual property rights can be licensed, purchased and sold, just as other forms of property can be transferred from one owner to another.

Patent and copyright laws grant the owner a bundle of exclusive rights for a fixed time, which the owner of the work is entitled to exploit. Trademark rights can last potentially forever, for as long as the mark continues to be used on goods or services in commerce.

Copyright law attempts to balance the interests of the owner who is rewarded for his or her creation, with the interests of society in the dissemination of the work (for the expansion of knowledge and ideas, and other important societal goals). By giving copyright owners exclusive rights to their works for a limited period of time, the law attempts to encourage those creators to make their works available to the public and to create an incentive for others to create, thereby advancing the public good.

Copyright law has been lagging behind technological developments for years. The advent of the digital age, which facilitates e-commerce through digital copying, has heightened the concerns of intellectual property owners who wish to protect their works, as well as consumers who want to make reasonable uses of those works in order to maximize the utility of the digital devices they own. In the digital age, copyright laws must balance the interests of content owners, consumers, intermediaries and technology companies. Several bills were introduced in the last Congress that would have impaired the ability to roll out new electronic devices and services for consumers.

WHERE WE STAND

Verizon owns a variety of intellectual property, including patents, trademarks, copyrights and trade secrets. Our networks are used to transmit intellectual property owned by other creators, as well. The protections built in to our FiOS network and mobile devices are good examples of Verizon's commitment to protecting copyrights over our secure networks. Verizon has also made clear that that we don't condone the theft of intellectual property.



At the same time, when Verizon is acting as a mere conduit in its role as an Internet service provider on behalf of our customers, copyright and privacy laws make clear that it is neither appropriate not technologically feasible for Verizon to act as the "traffic cop" monitoring third party content and activities. Verizon has historically been a leader in developing creative legislative solutions to intellectual property issues appropriate to contemporary technology such as in the Digital Millennium Copyright Act of 1998. Verizon will continue to seek to work with both providers and carriers of valuable intellectual property to assure that balanced solutions to digital issues are not compromised.

WHAT OTHERS ARE SAYING

Some rights owners favor greater technical limits on the uses to which their works can be put or greater liabilities for the manufacturers of goods or service providers who produce or transmit copyright works. Some rights owners see benefits in technically locking up access to their copyrights while others seek broader distribution without restricted access. Another perspective is taken by consumer electronics manufacturers and related service providers, who want to maximize the uses to which their devices can be put. Multiple uses can drive the sales of electronic devices, and limits on the uses of intellectual property can reduce demand and dampen sales. There are other perspectives as well. Libraries favor the widespread dissemination of content, and tend to oppose limits on use. That same perspective is frequently shared by public interest organizations, as well.

Some analysts have urged Congressional action to address additional protections for copyrighted works, while others believe that due to the speed with which technology changes, legislative solutions, including federal law, may no longer be appropriate. Many argue that the marketplace is a preferable alternative to government regulation, which can stifle technological innovation.

Recently, some content owners have sought, outside the scope of existing law, to force ISPs to use filtering in their networks to police for copyright infringement or automatically terminate the Internet connections of subscribers who are alleged to be infringers of copyright. Network filtering and automatic termination of subscribers raises serious privacy and due process concerns that many believe must be considered before overhauling the balance in existing copyright laws.

THE BOTTOM LINE

The legitimate interests of those who create intellectual property need to be balanced continually with the benefits to consumers and intermediaries to access content and distribute it. Convergence will continue to occur as screens and browsers become smaller and more mobile, and as the manner in which people receive and use the content they receive changes accordingly.


verizon

GLOBAL COMMUNICATIONS SERVICES

Communications services provided in the U.S. are global in nature. Consumers and businesses need international phone and Internet services that are reliable and competitively priced. International facilities, such as submarine cable systems, are critical infrastructure. Verizon carries a significant volume of international voice and data traffic and serves enterprise customers in more than 150 countries, all over one of the world's largest global networks.

WHAT IT IS

Our economy relies on global competitiveness, which in turn requires the ability for U.S. communications providers to enter foreign markets easily, to use global services where economically efficient, and to rely on a stable and secure Internet. Many public policy issues affect these aspects of the business environment, and the U.S. Government plays a central role in this policy arena. The Department of State's Office of Communications and Information Policy leads the work on telecommunications in international organizations including the United Nations International Telecom Union (ITU), Asia-Pacific Economic Cooperation (APEC), Organization of American States (OAS) CITEL (Inter-American Telecommunication Commission), the Organization for Economic Cooperation and Development (OECD), and Internet Governance Forum (IGF), and uses bilateral dialogues with important markets such as China, India, and Mexico. At the Department of Commerce, National Telecommunications and Information Administration (NTIA) has led work on the Internet Corporation for Assigned Names and Numbers (ICANN) and other Internet governance issues, and both the International Trade Administration (ITA) and NTIA within the Department of Commerce have been key to various market access initiatives. The Internet governance issue will be high profile during 2009 given the expiration of the Joint Project Agreement (JPA) between the Department of Commerce and ICANN and the need for a decision as to next steps. The U.S. Trade Representative (USTR) has made major breakthroughs around issues such as elimination of limits on foreign investment in telecom licenses (for example, in India and Korea – if the Korea-U.S. Free Trade Agreement is approved), and support for regulatory reforms in foreign markets.

The strained relationships between the U.S. and other governments over the past period have been felt in these global venues for communications policy. Today, other governments that are active around communications policy issues have high hopes that U.S. policymakers will be more open to engagement around issues of mutual interest. It will be important to demonstrate early that these positive expectations are warranted.



Another opportunity to expand global competitiveness and enhance critical infrastructure security is for the United States to ratify the Law of the Sea Convention, which will strengthen international legal protections for U.S. submarine cable systems. Ratification has been supported by President Bush, the Department of State, the Department of Defense, and numerous industry sectors. The Senate Foreign Relations Committee reported the Convention favorably in 2004 and 2007, but the Senate took no further action.

WHERE WE STAND

Verizon supports the following.

Ensure that the Department of State office of Communications and Information Policy continues to be pro-active in engaging with the ITU and in various international venues in close consultation with U.S. industry. Through energetic leadership and cross-agency collaboration, this office has been very effective in influencing global policy-making.

Support the economic growth agenda by strengthening global competitiveness through engagement on market access initiatives using channels at USTR and the Department of Commerce, supported by the technical expertise of the FCC. Priorities should include promotion for flexibility to provide converged, innovative services and for the elimination of caps on foreign direct investment.

Encourage bilateral and multilateral efforts to facilitate deployment of cross-border services. The ITA, OECD and Department of State have each worked to advance the message that national rules, such as those related to licensing, should be streamlined to minimums in order to further strengthen the global information economy through IP services availability.

Develop a strategy for achieving a system of Internet governance that addresses the expiration of the ICANN JPA and results in a structure that preserves the stability and security of this resource on which so much of our economy relies.

Provide Senate advice and consent to ratification of the Law of the Sea Convention at the earliest opportunity.

EXHIBIT "C"

HELPING PEOPLE ACCESS AND MONITOR CONTENT



Verizon provides customers with parental controls (for Internet, cell phones and FiOS TV) that allow parents to control what content is available to members of their family.

Helping people access the content they want, avoid the content they don't want, and stay safe online are among the biggest challenges confronting leaders of the digital revolution.

Verizon took major steps to address these issues in 2008, marshaling the resources of our business groups to issue new content policy guidelines and to forge a new Internet safety presence.

New Content Guidelines

In mid-2008, we issued a new "Content Policy for Verizon Networks" (*verizon.com/contentpolicy*) covering our TV, wireless and Internet services, as well as user-generated content and advertising.

The revised policies are grounded in principles that focus on customer choice, privacy and safety:

› Verizon believes in empowering customers to make informed choices about the content they seek to access by providing them with available ratings information and parental controls.

› Verizon is committed to helping our customers make informed decisions about the content they want to access over Verizon's network and will provide content management tools, as well as access to educational materials and other resources to assist parents and other users in identifying content they deem appropriate.

› Verizon respects freedom of expression and our customers' ability to freely access and disseminate lawful content of their choosing in a manner that respects others' use of the network and that complies with the law. Verizon supports sound industry practices for safeguarding children, intellectual property rights and our customers' privacy and security.

› Verizon exercises broad discretion over our choice of brands and companies that advertise on our platforms. In selecting advertising partners and content, Verizon takes into account our corporate values, as well as the values of our business partners and customers.

We will use these guidelines to make decisions about delivering content and advertising that are consistent with our values, and to help make our customers' experiences with our services more enjoyable.

Internet Safety

As a network provider Verizon provides access to the Internet and, through it, to services and content that the company does not own or control. In view of that, Verizon believes that the first priority for providers is the personal safety of consumers.

Our efforts to promote Internet safety are focused in two areas: 1) providing the best network tools available to ensure security, and 2) to informing people — especially parents — how to make safer choices to protect their families' privacy, guard against cybercrime and fight abuse.

Verizon was one of the first major Internet Service Providers to develop a security product ("Protect. Detect. Connect") which offers a range of tools and services — including firewall and anti-spam, anti-virus/spyware software — to safeguard personal information and PCs.

In 2008, we began offering a free Parental Controls service via Verizon Online. The service enables customers to identify Web sites they believe are inappropriate and to schedule when Internet access is available. All elements of the program, which also includes free tools to help parents protect their children while

VERIZON HAS BEEN ACTIVELY **PROMOTING INTERNET SAFETY** IN OUR COMMUNITIES WITH A SERIES OF TOWN HALL-STYLE EVENTS TO GIVE PARENTS AND THEIR KIDS A FORUM TO GET INFORMATION AND ASK QUESTIONS



on a cell phone or watching TV, are accessible from a new, single Verizon Web site (*verizon.net/parentalcontrol*).

We have also been actively promoting Internet safety in our communities. In late 2006 Verizon began a series of town hall-style events across the country to give parents and their kids a forum to get information and ask questions. Joining us in these events have been top state and civic leaders, members of law enforcement, educators and Internet experts.

Events have been held in Alabama, Delaware, Florida, Georgia, Maryland, New Hampshire, New Jersey, New York, Pennsylvania, Tennessee and West Virginia. Participants have included Governors John H. Lynch of New Hampshire, Joe Manchin of West Virginia, Sonny Perdue of Georgia and Bob Riley of Alabama.

We feel a strong responsibility to help ensure a safer, more enjoyable Internet and to advance an Internet ethic of respect for, and accountability to, others.

America's Most Trusted Companies for Privacy

Verizon is among the top U.S. companies most trusted by consumers to protect customer privacy, according to a new study.

A 2008 survey by the Ponemon Institute and TRUSTe asked nearly 6,500 adult U.S. consumers which companies they thought were most trustworthy and which did the best job safeguarding personal information.

Verizon scored in the top 20 overall (ranking No. 17) for the first time and was ranked highest among communications firms. TRUSTe, which has also certified Verizon's Web privacy practices (*verizon.com/privacy*), has conducted this survey annually since 2004.

TOP 20 FOR PRIVACY, 2008

1 American Express
2 eBay
3 IBM
4 Amazon
5 Johnson & Johnson
6 Hewlett Packard
6 U.S. Postal Service
7 Procter & Gamble
8 Apple
9 Nationwide
10 Charles Schwab
11 USAA
12 Intuit
13 WebMD
14 Yahoo!
15 Facebook
16 Disney
16 AOL
17 Verizon
18 FedEx
19 US Bank
20 Dell
20 eLoan

Ponemon Institute and TRUSTe, 2008


FLORIDA PARTNERSHIP
Online Safety

EARLY IN 2009, VERIZON EXPANDED THE SCOPE OF OUR ONLINE SAFETY EFFORTS WITH A FORUM ON **INTERNET SAFETY ISSUES** FACED BY **SENIOR CITIZENS.** THE UNIVERSITY OF SOUTH FLORIDA - SARASOTA MANATEE RECEIVED A **VERIZON FOUNDATION GRANT** FOR OUTREACH TO SENIORS ON INTERNET SAFETY.

Attendees were welcomed by Dr. Judy Genshaft, President of the University of South Florida (left). Speakers included Florida Attorney General Bill McCollum, local law enforcement and Verizon Southeast President Michelle Robinson.

ONLINE ADVERTISING

As broadband applications grow in sophistication and people live more of their lives online, consumers are paying close attention to making sure their privacy is protected when they go on the Internet.

That attention intensified in 2008 with debates in Washington, D.C., about a practice common to the Web world but largely invisible to consumers: the routine collection of consumers' Web-surfing data by companies that use it to deliver advertising to desktops.

The practice is known as "behavioral advertising." Consumers and policymakers asked Verizon, advertisers, Web site operators and other Internet companies to learn more about the information that is collected online and how consumers may control use of that information.

Protecting customers' privacy — and respecting their preferences when it comes to use of their personal data — has been a Verizon hallmark. To address the specific concerns about behavorial advertising, Tom Tauke, Verizon executive vice president for Public Affairs, Policy and Communications, explained Verizon's approach at a Senate hearing (see *newscenter.verizon.com/press-releases/verizon/2008/verizon-calls-for-industry.html*).

"From the perspective of consumers, it makes no difference what technology is used to do behavioral advertising, or if it is done by companies providing their browser, their search engine, their access, or any other online service," Tauke said at the hearing. All online players should protect the privacy of online users... and embrace policies that put consumers in control of their online experience."

He called upon all online companies to embrace several broad principles related to the tracking of customer behavior online:

- **Transparency:** Provide conspicuous, clearly explained disclosure to consumers;
- **Meaningful consent:** Empower consumers to easily make an affirmative choice before a company captures Internet usage data for advertising purposes; and
- **Consumer control:** Create simple and easy methods for consumers to change their preferences.



> ALL ONLINE PLAYERS SHOULD **PROTECT THE PRIVACY** OF ONLINE USERS AND EMBRACE POLICIES THAT **PUT CONSUMERS IN CONTROL** OF THEIR ONLINE EXPERIENCE ”

ENVIRONMENT



Chuck Graff (left) and Todd Talbot in Verizon's electronic equipment test facilities in Baltimore, Maryland.

Chuck Graff and Todd Talbot didn't set out to change the world. The two engineers in our Network Operations group just wanted to make Verizon's telecommunications equipment more energy efficient and lower the company's energy costs.

The issue was heat. Our telecommunications equipment generates a lot of it, and nearly $1 billion a year — about 50 percent of our total energy costs — goes toward cooling that equipment.

Rather than wait for an international group to come up with standards, Graff and Talbot took it upon themselves to start from scratch and write energy-consumption standards and a measurement process for new telecommunications-related equipment — something that had never been done before in our industry anywhere in the world.

Our new standards — much like the standardized ENERGY STAR® efficiency levels set by the U.S. Environmental Protection Agency for household appliances — went into effect on January 1, 2009.

As a result, much of the new network equipment purchased by Verizon is now 20 percent more energy efficient. That significantly reduces greenhouse gas emissions and saves millions of dollars in energy costs.

"Being green is more than a corporate initiative," Graff said. "It was too important in terms of the environment and the cost not to do it."

Graff and Talbot helped create a ripple effect that will benefit generations to come. And, as vendors build equipment to meet our new standards, the greater environmental impact will be felt when other communications companies purchase the energy-efficient equipment as well.

It's Our Responsibility

Environmental stewardship is deeply ingrained in our heritage. It manifests itself in our corporate commitment to be a respectful, responsible and positive influence on the environment in which we operate — especially because our impact on the environment is significant.

Verizon has the second-largest private fleet of vehicles in the United States, which uses 59 million gallons of gasoline and diesel fuel annually. We occupy more than 30,000 facilities around the world, and we consume more than 9 billion kilowatt hours of electricity.

Every part of Verizon is engaged in the effort to reduce our environmental impact and become more efficient — from installing energy-management software for employees' PCs, to finding ways to reduce the time our vehicles are left idling. The savings on the vehicle idling initiative reached 1 million gallons of fuel in 2008. The reduction in carbon emissions from this program is equivalent to removing 1,600 cars from the highway.

"BEING GREEN IS **MORE THAN A CORPORATE INITIATIVE.** IT WAS TOO IMPORTANT IN TERMS OF THE ENVIRONMENT AND THE COST NOT TO DO IT."

RECOGNIZED FOR BEING GREEN

- Verizon's environmental policies and customer-facing initiatives earned Frost & Sullivan's 2008 Green Excellence of the Year Award.
- In 2007, Verizon was named a member of the EPA WasteWise Hall of Fame for its record of achievement: Partner of the Year (1998, 2001, 2005, 2006), Program Champion (1997, 1999, 2000, 2002), Honorable Mention (2003).
- EPA Energy Stars were awarded to Verizon Telecom's fuel-cell powered switching center in Garden City, New York, and Verizon Wireless stores in Toledo and Omaha — the first in the wireless industry.
- Verizon's wildlife habitat restoration project at our operations center in Basking Ridge, New Jersey, corporate campus was awarded the Governor's Environmental Excellence Award.
- Verizon facilities in New Jersey, Washington state and Massachusetts have been named "Best Workplaces for Commuters" by the EPA and U.S. Department of Transportation.
- *COMPUTERWORLD* magazine named Verizon Wireless one of 2008's Top 12 Green IT vendors.


BEST
Workplaces
for Commuters


Top
12
GREEN-IT
COMPANIES


WASTE
WISE
HALL OF FAME
MEMBER

The Network Effect

As we use our technologies to help reduce energy consumption, we're also engaging our customers in a campaign that asks them to join us as we seek the common goal of improving the environment.

In 2008, Verizon began to unify all of our existing and future environmental initiatives. The result is a strategy built on connecting families, friends, businesses and ideas through our network.

We call this the "The Network Effect," in reference to the substantial impact that our millions of customers and employees, along with our operations and technology, can have on the environment today and in the years to come.

For instance, we're encouraging our customers and employees to switch to paperless billing, and to teleconference instead of travel. And we're highlighting the environmental benefits of using broadband in everyday tasks, from e-commerce to telecommuting.

Verizon's TelePresence service, for instance, creates a live, face-to-face meeting experience via life-size images, ultra HD video, and three 65-inch flat-panel displays in a specially designed room. We now have 15 TelePresence systems in company locations in the U.S., and abroad (see photo, page 27).

It's not the entire answer to a greener planet, but it's part of the solution.

Energy Efficiency via Broadband

At first glance, broadband and the environment might not seem to have much in common, but the speed and versatility that broadband brings to the Internet offers numerous ways users can reduce their carbon footprint—and make their lives easier, too.

Our industry and the larger information communications technology industry account for only about 2 percent of global CO_2 emissions, but our wireline and wireless broadband technologies are providing solutions that can greatly reduce the 98 percent contributed by other industries and consumers.

Every user can be more energy efficient simply by taking advantage of the speed and power of Verizon's broadband—from the shopper buying items online instead of visiting a store to businesses conducting their meetings via video teleconferencing. Here are some additional examples:

› If 50 percent of the 2.5 billion DVDs and VHS tapes rented per year were delivered via Video on Demand—a service we offer via FiOS TV—the reduction in energy would be equal to the annual electricity consumption of about 200,000 households.

› Higher broadband speeds now allow workers to have a real virtual presence from home, and that translates to a savings of 62 hours in commuting time, $1,200 in commuting costs and 1,700 pounds of CO_2 emissions not dispersed into the environment per worker.

› Broadband allows Verizon Business to market TelePresence products and services, which helps to lower costs and connect employees in distant locations. Widespread teleconferencing could eliminate 10% of all flights, savin 200 million tons of CO_2 emissions.

› Broadband and the application of information and communication technology (ICT) brings the power of the network to the transmission, distribution and the use of electricity, creating "smart grids" that will save consumers money and reduce emissions.

Preserving the environment by engaging in "green" initiatives is important to consumers, businesses and governments. Verizon is a strong contributor to these efforts, and we will continue to explore how greater use of broadband can reduce energy consumption and create a greener, cleaner world.

Since reintroducing native plant varieties, reducing both the size of lawns and the use of chemical pesticides and fertilizers on the grounds of our corporate operations center in Basking Ridge, New Jersey, we have seen the return of several rare native species of plants and animals.





VERIZON BROADBAND HELPS YOU BE GREEN, TOO

Recent studies have shown how broadband usage and Information Communications Technology (ICT) can have a huge environmental impact by reducing energy consumption and greenhouse gas emissions.

A November 2008 report by GeSI, the Global e-Sustainability Initiative, estimates that ICT can reduce emissions in the U.S. by up to 22 percent by 2020 through environmentally friendly practices such as smart logistics, smart buildings, a smart power grid and reducing travel through videoconferencing and telework.

A 2007 American Consumer Institute (ACI) study found major reductions are possible over 10 years:

- **Telecommuting reduces office space and car commutes, saving 588 million tons of emissions;**
- **Widespread teleconferencing could eliminate one-tenth of all flights, saving 200 million tons;**
- **E-commerce will reduce warehousing and long-distance shipping, saving 206 million tons; and**
- **Online sale and distribution of digital goods such as music, books, newspapers and movies reduces emissions by another 67 million tons.**

The GeSI and ACI studies show how widespread adoption of high-speed Internet service could cut up to 36 percent of U.S. oil imports each year and eliminate a billion tons of greenhouse gas emissions in 10 years.

HEALTH CARE



Physicians at Ventura County Medical Center in California are using digital-imaging equipment and a mobile mammography van funded in part by the Verizon Foundation to extend their reach to women in underserved areas.

Information technology has revolutionized the relationship between buyers and sellers.

Banks use ATMs and networked computers to give us safe, private, anytime access to our financial records and resources. Retailers have made us so comfortable buying over the Web that we racked up nearly $150 billion in online purchases last year — a five-fold increase since 2001.

What the electronic marketplace makes possible — personalization, 24x7 convenience, control and transparency — is what we've come to expect in nearly every aspect of life.

Everywhere, that is, except health care.

While the American health care system is without peer in many important ways, delivering it to people is becoming increasingly expensive, inefficient and, as a result, beyond the reach of millions.

The strain this brings to families also falls on businesses. Verizon alone provides health insurance for 835,000 employees, retirees and family members at a cost approaching $4 billion a year. With more Americans dropping out of the system — 45 million by some estimates — employee-sponsored health plans end up subsidizing those who fall through the cracks.

From Verizon's perspective, health care delivery needs a new business model — one that puts consumers in the center and uses the power of the market to lower costs, improve quality, create more choices and expand accessibility.

Verizon's Chairman and Chief Executive Officer Ivan Seidenberg has personally spearheaded Verizon's advocacy on this issue for nearly a decade. He is leading the Business Roundtable's Consumer Health and Retirement Initiative, which played an important role in advocating for the funding of health care information technology initiatives in the American Recovery and Reinvestment Act of 2009 that was enacted in February 2009.

The Business Roundtable's plan for comprehensive health care reform consists of four parts:

› Creating greater consumer value and efficiency. Consumers need more transparency and wide distribution of information about the cost, quality and effectiveness of the health care services they purchase. As it is, the current system pays for activity, not outcomes.

› Providing the most affordable health insurance options for all Americans. Competition and innovation can be powerful weapons in this market. An open, all-inclusive market for health insurance to replace the current state-based system would encourage new entrants and give consumers the power to shop for the policy that suits them best.

› Placing an obligation on all Americans to have health insurance coverage either through their employer or the private market. Some 45 million Americans are not covered today, which precludes a one-size-fits-all solution. We need a competitive system that provides affordable options and encourages insurers to innovate around the needs of consumers and their families.

BRINGING INFORMATION TECHNOLOGY TO HEALTH CARE

The Verizon Foundation invests in projects that use technology to help health care providers increase their efficiency, effectiveness and reach. For example:

Grady Memorial Hospital Foundation — Electronic Medical Records
A Verizon Foundation grant is helping the Grady Memorial Hospital in Ohio link five hospital-owned primary and specialty care physician offices with an Electronic Medical Records system. The system enables data to be transferred electronically between departments in the hospital — so that test results will automatically be added to physician office records, and physicians in various departments are able to access information more quickly.

The John Hopkins Hospital — Remote Presence Robots
This pilot project allows doctors at Johns Hopkins to provide quick consultations to emergency room patients from remote locations. The "robot" in this case is a sophisticated computer and television screen that allows doctors, patients and staff to see and speak with one another. Doctors are also able to clearly view test results, x-rays and other results remotely, thus reducing wait time in the ER.

University of the Pacific — Tele-Dentistry
Patients in underserved areas in Central California are attended by community-based oral health professionals who conduct assessments and then forward electronic records to offsite dental offices or clinic-based dentists. This allows dentists to remotely diagnose patients and develop treatment plans. If complex treatment is necessary, an appointment with a dentist is made and records are transferred.

VERIZON IS A LONG-STANDING ADVOCATE FOR USING TECHNOLOGY TO IMPROVE AMERICA'S HEALTH CARE SYSTEM

› We were a founding member of the Bridges to Excellence and Leapfrog programs, which reward providers and hospitals for quality care and health information technology implementation.

› Verizon's Ivan Seidenberg was also a member of the Federal Commission on Systemic Interoperability, a group of medical, insurance, governmental, technological and corporate leaders tasked by Congress to develop recommendations and a timeline for the adoption of privacy-protected systems of electronic health information.

› In 2006, Verizon committed itself to the four goals set by former Health and Human Services Secretary Michael Leavitt to improve health care quality and reduce costs through increased use of technology and providing more information to consumers.


CAN YOU SPOT
THE HEALTH CARE RISK
LURKING ON THIS PAGE?

› Verizon joined several groups representing patients, health care providers and employers to form Health IT Now! — a coalition to promote the rapid deployment of information technology in the health care industry.

› We are among the corporate leaders in addressing the health care disparities among ethnic minorities. Verizon Benefits Manager Audrietta Izlar chairs the Disparities Advisory Board of the National Business Group on Health, in partnership with the Department of Health and Human Services Office on Minority Health. The board's goal is to reduce the disparities in care and outcomes by improving employers' awareness of the gaps and changing employers' health care purchasing strategies.

› Offering assistance to uninsured, low-income families so they can meet that obligation for coverage. For some families, more help will be needed. Targeted subsidies would be funded from the cost savings generated by a more competitive, efficient system.

In our view, however, the first step in redesigning the health care delivery model is infusing that market with information technology. Up to this point, the health care field has seen a woeful rate of adoption of IT tools.

In the same way that an online clothing store knows what color sweater you ordered online for your uncle last Christmas, doctors and hospitals should be able to access our up-to-date health records — from anywhere, at anytime. Likewise, consumers should be able to learn about the quality of their surgeon or hospital as easily as they can search online to check out references for an auto mechanic or local repair shop.

When it comes to data security and privacy, Health IT offers significant improvements. Under the current paper-based systems, many can open a file cabinet, take out sensitive patient information, even copy and distribute it, then return the papers without detection.

Health IT would establish a safe firewall around patient data, requiring passwords and permission to gain access and leave an audit trail of who accessed the data, when and why. That is why we believe that there should be uniform security standards protecting consumers' private health information.

The health care industry has failed to capitalize on the productivity revolution that technology has brought to the communications industry and every other sector of the economy.

A modern health information technology infrastructure could significantly reduce costs while creating hundreds of thousands of new jobs. Analysis by the Information Technology and Innovation Foundation found that a $10 billion investment in health care IT could create more than 200,000 jobs.

What's more, a heavy injection of IT into the health care system has been shown to improve efficiency by $165 billion a year and lead to additional benefits:

› Better access to better care, especially in rural, isolated or underserved areas, or for elderly or disabled patients unable to travel.

› Access to a common set of medical history and data, ensuring that health care professionals have the latest and most accurate information about their patients.

› The ability for people who live far from their elderly parents to remotely monitor their parents' care and prescriptions and consult with physicians and caregivers regardless of their location.

› Electronic transmissions of prescriptions would provide greater accuracy than hand-written ones and would allow physicians to monitor refills and makes refills easier for patients.

We are also working in partnership with the Communications Workers of America (CWA) and the International Brotherhood of Electrical Workers (IBEW) on health care reform with the following goals: assure affordable, quality care for all Americans, control costs, share responsibility and improve quality. A board committee of Verizon, CWA and IBEW executives meets regularly to formulate plans on achieving those goals.

As part of our membership in the Business Roundtable, Verizon is a partner in the "Divided We Fail" group that advocates for health care reform. Other members of that group include the AARP, the National Federation of Independent Businesses and the Service Employees International Union.

Our experience tells us that it will clearly take a broad coalition of interests to achieve the kind of systemic reform that is needed. We are convinced, however, that true reform of the health care system lies in the same principles that have driven our economy in the past: competition, innovation, choice and a market that serves everyone. We intend to keep working at it until there is a solution.

EXHIBIT "D"

verizon

Content Policy for Verizon Networks



Contents

Note to Reader:

The guidelines that follow describe Verizon's policies and practices with respect to the various types of content that we make available to our customers through Verizon's wireless, Internet and television services, and the policy issues that relate to such content.

These guidelines offer our customers, business partners and others interested in Verizon's views on content management insight into how we at Verizon view and approach the important policy issues involving content. The guidelines address the use of ratings and other standards, and the use and availability of parental controls and other means we make available to help our customers control the content that they and their families can access and view over Verizon's network.

It is important to note that while these guidelines describe our policies with respect to content that Verizon develops or presents under the Verizon brand, or content that we do not control that is available to our customers through our various services, they are not intended to constitute a contract or to define all operational or commercial requirements applicable to such content. Nor are these guidelines intended to define the legal rights or obligations of our customers or Verizon, as they may change from time to time.

Verizon's Guiding Principles for Content

Verizon distributes, produces and facilitates access to content in a manner consistent with its corporate values. These values include respect for customer choice, respect for customer privacy and security, and dedication to full compliance with the law.

Accordingly, Verizon adheres to the following Guiding Principles with respect to content:

1. Where Verizon offers its own content or other parties' content through one of its platforms, it does so based on factors that include content ratings provided by existing rating systems and consistency with acceptable industry practices. Verizon believes in giving customers the ability to make informed choices about the content it offers by making any ratings and other information readily available to customers and by giving customers access to the tools they can use to monitor and control the content they obtain.
2. As a network provider, Verizon provides access to the Internet and, through it, to services and content, the substance of which, Verizon does not own, develop or control. Verizon is committed to empowering its customers to make informed choices about the services and content they want to access over its network. Verizon is committed to supporting its customers by providing access to personal content management tools, such as parental controls, as well as access to educational materials and other resources about content rating systems to assist parents and other users in identifying appropriate content for themselves and their children.
3. Verizon respects freedom of expression and our customers' ability to freely access and disseminate the lawful content of their choosing in a manner that respects others' use of the network and that complies with the law. Verizon supports sound industry practices for safeguarding children, the intellectual property rights of content owners, and the privacy and security of our customers.
4. Verizon exercises broad discretion over its choice of brands and companies that advertise on its platforms. Verizon's selection of advertising partners and content takes into account our corporate values as well as those of our business partners and customers.

Verizon FiOS TV's General Content Guidelines

1. **Content Generated By Or On Behalf of Verizon FiOS TV:**
   This category covers content/programming that FiOS TV generates or produces, or to content that a third party generates or produces on FiOS TV's behalf. Content in this category is closely identified with the FiOS TV brand and FiOS TV generally has a higher degree of control over it. Examples of content in this category include programming on FiOS TV's FiOS One Channel such as the Push/Pause and Limbo television series.

   A. Content standard for this category - FiOS TV will only air content in this category that is lawful and will not knowingly air content that includes material in any of the following excluded content categories:

      - Content that contains anything that is obscene or indecent, or anything with strong sexual, explicit or erotic themes or that links to such content; or
      - Content that contains hate speech; or
      - Content that contains excessive violence; or
      - Content that contains extreme profanity; or
      - Content that contains misleading or fraudulent claims; or
      - Content that promotes or glamorizes alcohol abuse, illegal drug use or use of tobacco products.

      Consistent with prevailing industry standards, content that does not satisfy the above guidelines may be aired by FiOS TV if it is included in the context of artistic, educational, medical, news, scientific, or sports material.

2. **Third-Party Content FiOS TV Distributes On The Verizon FiOS TV-Branded Video Programming Distribution System:**
   This category covers third-party programming FiOS TV licenses from other entities and distributes over Verizon's FiOS TV video programming distribution system. Examples of content in this category include the ESPN, Discovery Channel, CNN, ABC, CBS and NBC channels, as well as Hollywood movies and other individual programming assets. In contrast to the content in Category 1, above, content in this category is licensed from third parties and is distributed on the FiOS TV-branded platform without editorial control or input from FiOS TV management.

   Much of the content in this category is rated by a third-party ratings body, and to the extent feasible, FiOS TV will leverage existing ratings systems and content management tools to empower customers to make their own choices about the types of content they choose to view. Parental controls are available for most, if not all, of this content.

Additionally, FiOS TV may, in its discretion and where it has the ability to do so, elect not to license a particular channel or distribute specific content that is inconsistent with Verizon's Guiding Principles on Content. For those channels that FiOS TV elects to distribute, FiOS TV has no editorial input or control over the specific programming aired by the channel.

The content standards for content in this category are described below:

A. Content Standard for Rated Content - Third-party groups have rated this content and content management tools, such as parental controls and service blocks, are available to limit or restrict access to content.

B. Content Standard for Content That Is Not Rated - Content in this category has not been rated. However, FiOS TV offers state-of-the art content management tools, such as parental controls and service blocks that allow customers to block this content in its entirety. However, consistent with industry practice, parental controls may not restrict news, weather, and sports programming.

C. Mature-Themed Programming Content - Content in this category is Not-Rated, and customers may block this content in its entirety by activating FiOS TV's state-of-the-art parental controls.

In all of the above cases, FiOS TV will only distribute content that is lawful and is consistent with similar types of programming offered by major cable and satellite providers.

3. **Content to Which FiOS TV, As A Video Programming Distributor, Is Required To Provide Access:**

Content in this category covers content that FiOS TV, in its role as a video programming distributor, is required, by law or regulation, to offer to customers, but which FiOS TV does not purchase, license, develop, generate, promote or exercise editorial control over. The content standards for content in this category are described below:

A. Content Standard for Leased Access Channels - Content in this category refers to unaffiliated third-party programming contained on FiOS TV's leased access channels that FiOS TV is required to exhibit pursuant to Federal law and the Federal Communications Commission's Leased Access Rules (47 C.F.R. § 76.701). As a general matter, Federal law and regulation does not allow FiOS TV to have editorial control or input over content third parties air on the FiOS TV leased access channels.

However, consistent with Federal Law and the Federal Communications Commission's Leased Access rules (47 C.F.R. § 76.701), content on FiOS TV's Leased Access channels should not include obscenity, indecency, or nudity. Accordingly, FiOS TV has the right to reject any such content, and any third party that desires to air programming on the FiOS TV Leased Access channels must first, among other things, certify that such content is not obscene or indecent.

Content on Verizon's Leased Access channels is Not-Rated, and customers may block this content in its entirety by activating FiOS TV's state-of-the-art parental controls.

B. Content Standard for Public, Educational and Government (PEG) Channels - Content in this category is unaffiliated third-party programming contained on FiOS TV's PEG channels that FiOS TV is required to exhibit pursuant to state and/or local franchise agreements. As a general matter, FiOS TV does not have editorial control or input over content contained on the PEG channels that are carried on FiOS TV. Pursuant to the Federal Communications Commission's PEG Channel rules (47 C.F.R. § 702), FiOS TV may refuse to transmit any public access program that Verizon reasonably believes contains obscenity. Content on Verizon's PEG channels is Not-Rated, and customers may block this content in its entirety by activating FiOS TV's state-of-the-art parental controls.

C. Content Standard for Web-based Programming - Content in this category refers to unaffiliated third-party programming available via the Internet, which FiOS TV customers may be able to access using the FiOS TV set-top box and network. Content obtained from the Internet through FiOS TV is covered by, and subject to, Category 3 of the Verizon Online General Content Guidelines.

Verizon Online's General Content Guidelines

1. **Content Generated By Or On Behalf Of Verizon Online:**
   This category covers content that Verizon Online generates or produces or content that a third party generates or produces on Verizon Online's behalf. Content in this category is closely identified with Verizon or Verizon Online, and Verizon generally has a higher degree of control over it. Examples of content in this category include certain content appearing on Verizon Surround (like V CAST Today) and original content such as FiOS One episodes displayed on a Verizon Online platform.

   A. Content standard for this category - Verizon Online will only distribute content that we produce or generate (or others do on our behalf) that is lawful and will not knowingly distribute content that includes material in any of the following excluded content categories:

      - Content that contains anything that is obscene or indecent, or anything with strong sexual, explicit or erotic themes or that links to such content; or
      - Content that contains hate speech; or
      - Content that contains excessive violence; or
      - Content that contains extreme profanity; or
      - Content that contains misleading or fraudulent claims; or
      - Content that promotes or glamorizes alcohol abuse, illegal drug use or use of tobacco products.

   Consistent with prevailing online industry standards, content that does not satisfy the above guidelines may be distributed by Verizon Online if it is included in the context of artistic, educational, medical, news, scientific, or sports material.

2. **Third-Party Content Verizon Online Distributes On A Verizon Online-Branded Distribution Platform:**
   This category covers content contained on a Verizon Online-branded distribution platform (e.g., Verizon Surround) but which is not created by or on behalf of Verizon Online. Examples include NFL Network, Music by Rhapsody, and other similar content.

   The content standards for content in this category are described below:

   A. Content Standard for Rated Content - "Rated content" refers to content that third-party groups have rated and for which content management tools, such as parental controls, are available. Verizon Online will typically require its content suppliers to provide their content with a rating that is benchmarked to the appropriate industry standard (e.g., Electronic Software Ratings Board, Recording Industry Association of America, Motion Picture Association of America.).

B. Content Standard for Content That is Not Rated - Content in this category has not been rated by any third-party ratings group. In making this content available, Verizon Online will generally adhere to the guidelines in Category 1, above, and will not knowingly distribute content that does not adhere to these guidelines.

In each of the above cases, content appearing on Verizon Online-branded distribution platforms must be lawful and consistent with standard industry practices. In addition, Verizon (and others) makes available content management tools, such as parental controls, to help parents and other users limit access to content they may find objectionable.

C. Internet Search - The use of Internet search tools can lead to content that some users may find unsuitable. Recognizing this, Verizon Online makes available safe search tools for searches conducted on Verizon-branded websites that help its customers determine the level of search filtering they deem appropriate, and that help parents and other users to limit access to content they may find objectionable.

3. **Content to Which Verizon Online, As A Network Provider, Provides Access:**
General Internet'Content: This category covers non-Verizon content that customers access using their Internet connection. Content in this category includes the vast range of information and images generally available via the Internet through websites, search, newsgroups, and other sources. Verizon Online does not generate, own or develop this content, and, therefore, has no control over it.

A. Content Standard for General Internet Content - The Internet is a free marketplace of ideas. Currently, no industry standards apply to content on the Internet. However, Verizon Online offers content management tools to help customers establish appropriate controls regarding the content that is accessible through their computer, and, in the process, Verizon Online helps parents and other users control the types of content that they and their families can access online. These tools include parental controls offered by Verizon Online and by its portal partners, as well as an Internet Safe Search feature to help control search results initiated from Verizon Online websites.

Verizon Wireless' General Content Guidelines

1. **Content Generated By Or On Behalf of Verizon Wireless:**
   This content category covers content Verizon Wireless generates or produces or that a third party produces or generates on Verizon Wireless' behalf. This content is so closely identified with the Verizon Wireless brand that one could reasonably assume Verizon Wireless has given the content its approval. Examples of content in this category include some of the video clips distributed through V CAST Video (e.g. V CAST Today video clips) and some of the applications distributed through Get It Now (e.g., VZ Navigator, VZW Tones, VZW Pix).

   Advertising, user generated and short code-based messaging campaigns used for purposes other than distributing content are not covered by these guidelines. They are addressed below by separate guidelines.

   A. Content standard for this category - Verizon Wireless will only distribute content in this category that is lawful and does not otherwise fall into the categories of excluded content described below. Verizon Wireless will not knowingly distribute any content in this category that includes material described below:

      - Content that contains anything that is obscene or indecent or anything with strong sexual, explicit or erotic themes or that links to such content; or
      - Content that contains hate speech; or
      - Content that contains excessive violence; or
      - Content that contains extreme profanity; or
      - Content that contains misleading or fraudulent claims; or
      - Content that promotes or glamorizes alcohol abuse, illegal drug use or use of tobacco products.

   Consistent with prevailing standards in other content distribution mediums, content in this category that does not satisfy the above guidelines may be distributed by Verizon Wireless if included in the context of artistic, educational, medical, news, scientific or sports material.

   Content in this category must also comply with applicable industry standards (e.g., Mobile Marketing Association's Best Practices, CTIA's Wireless Content Guidelines).

2. **Third-Party Content Verizon Wireless Distributes On A Verizon Wireless-Branded Distribution Platform:**
   This content category covers content distributed through Verizon Wireless-branded distribution platforms such as Get It Now, V CAST Mobile TV, V CAST Music, V CAST Video and short code-based messaging campaigns. Some of this content is rated, while other content is unrated. Content management tools are available to limit or restrict access to this content.

This content must be lawful and comply with applicable industry standards (e.g. Mobile Marketing Association's Best Practices, CTIA's Wireless Content Guidelines, etc.). Content distributed through Verizon Wireless-branded distribution platforms cannot disparage Verizon Wireless or its affiliates.

The content standards for content in this category are described below:

A. Content Standard for Rated Content - Third-party groups have rated this content and content management tools, such as parental controls and service blocks, are available to limit or restrict access to this content. Verizon Wireless will leverage existing ratings systems and make content management tools available in connection with the distribution of this content. Equipped with these tools, customers are empowered to make their own choices about the types of content they choose to access. Verizon Wireless may, in its discretion, elect not to carry certain types of content based on, among other things, ratings and prevailing industry practices.

B. Content Standard for Content That is Not Rated - Content in this category has not been rated. However, content management tools, such as parental controls and service blocks, are available in connection with the distribution of this content to enable customers to limit or restrict access to the content. Examples of content in this category include unrated wallpaper and ringtones distributed through Verizon Wireless' Get It Now platform.

   Verizon Wireless will encourage its content providers to rate content they seek to distribute over a Verizon Wireless-branded distribution platform. If, however, the content is not rated, Verizon Wireless will not distribute any such content unless it complies with the requirements contained in Category 1 above.

3. **Content To Which Verizon Wireless, As A Network Provider, Provides Access:** Content in this category covers content that Verizon Wireless, in its role as a network provider, enables customers to access on the Internet, but which Verizon Wireless does not generate, own or control (e.g. content that a user accesses by browsing or searching). This content includes the vast range of content available on the Internet using mobile devices.

   Content Standard for General Internet Content - The Internet is a free marketplace of ideas. Currently, there are no industry standards that apply to content on the Internet. However, Verizon Wireless offers content management tools to help customers establish appropriate controls regarding the content that is accessible to them from the Internet via their mobile devices. These tools include parental controls and service blocks.

Verizon Wireless' Short Code Messaging Content Guidelines

Short code-based messaging campaigns vary widely. The following standards apply to the various categories of short code messaging.

1) Campaigns used to distribute content (e.g., wallpapers, ringtones, games, videos, jokes, horoscopes, alerts, etc.) to customers of Verizon Wireless must comply with Verizon Wireless' General Content Guidelines.
2) Campaigns used to advertise, promote or market companies, goods or services (e.g., coupons, offers, brand awareness, marketing-oriented sweepstakes and contests, etc.) to customers of Verizon Wireless must comply with Verizon's Advertising Content Guidelines.
3) Campaigns used to provide services that enable posting or transmission of user-generated content (e.g., chat or flirt programs, communities, bulletin boards, blogs, photo or video portals, social networks, etc.) by customers of Verizon Wireless must comply with Verizon's User Generated Content Guidelines.

All other campaigns, including campaigns of political and advocacy groups, will be governed by the policy set forth in the letter of Lowell C. McAdam, President and Chief Executive Officer of Verizon Wireless, to The Honorable John D. Dingell dated September 28, 2007. Under that policy, Verizon Wireless will provide short code-based messaging services to any group that is delivering legal content to customers who affirmatively indicate that they desire to receive such content.

All short code-based messaging campaigns provided to customers of Verizon Wireless must comply with applicable industry standards (e.g., Mobile Marketing Association's Best Practices, CTIA's Wireless Content Guidelines, etc.).

Verizon Business' Content Guidelines

As a network provider, Verizon Business provides business, government and wholesale customers with access to the Internet and, through it, to services and content which Verizon Business does not own, develop or control.

Verizon Business respects freedom of expression and our customers' ability to freely access and disseminate the lawful content of their choosing in a manner that respects others' use of the network and that complies with the law.

All use of Verizon Business' Internet Services and related equipment and facilities must comply with Verizon Business' Acceptable Use Policy, available online at http://www.verizonbusiness.com/terms.

Verizon's User Generated Content Guidelines

These guidelines apply to services that enable the posting or transmission of content that users generate (e.g., chat or flirt programs, communities, bulletin boards, blogs, photo or video portals, social networks, etc.); in other words, "User Generated Content Services" or "UGC Services." These guidelines apply to UGC Services hosted by others but offered on a Verizon-branded content platform (Section I), and to UGC Services that are hosted by or on behalf of Verizon (Section II).

1. User Generated Content Services Provided by A Third Party on a Verizon-Branded Content Platform.

A third party User Generated Content Service appearing on a Verizon-branded content platform must comply with the law and have in place a set of sound practices which incorporate safeguards aimed at protecting users of the services from abuse, fraud and other inappropriate conduct or activities. These safeguards should, in particular, protect children and adolescents from predators and inappropriate content.

Sound practices may evolve over time, but third party UGC Service policies under this category should include, at a minimum, the following:[1]

- Prominent disclosure of the existence and nature of the safeguards on or through the provider's delivery platform (e.g., websites and other applications);
- Assurances that relevant business practices conform to the disclosures made about the safeguards;
- Processes to accept complaints from users of the services about nudity, pornography, harassment, unwelcome contact, fraud or other inappropriate conduct or activity via hyperlinks prominently placed throughout the provider's delivery platforms or other complaint reporting mechanisms; and
- Processes to immediately (within 24 hours) acknowledge receipt of a complaint about inappropriate conduct or activity and promptly (within three business days) provide an explanation to the complainant of the steps taken to address the complaint.

While the above sound practices represent the minimum basic elements that UGC Service providers should include in their practices, such providers can and should have additional requirements that are customized to the unique characteristics of their individual services.

Additionally, third party hosted UGC Services should adopt policies and practices to ensure compliance with the law, including appropriate notice and take-down procedures for unlawful content.

---

1 *These requirements are consistent with evolving industry standards, such as those adopted by Facebook. See "Facebook Content Code of Conduct," http://register.facebook.com/codeofconduct.php, and "Facebook Terms of Service," http://www.facebook.com/terms.php.*

User Generated Content Services in this category must also comply with applicable industry standards (e.g., Mobile Marketing Association's Best Practices, CTIA's Wireless Content Guidelines, etc.). These guidelines apply to any User Generated Content Services that will be included on Verizon-branded content platforms as well as to short code-based messaging campaigns that will be used to provide such services.

2. User Generated Content Services Verizon Hosts Or User Generated Content Services Hosted On Verizon's Behalf.

UGC Services offered and hosted by Verizon or that are hosted by a third party on Verizon's behalf must comply with the minimum sound practices referenced in Section 1 above.

Hosted UGC Services in this category generally fall into two groups: those that are "open" (e.g., publicly accessible) and those that are "closed" (e.g., not publicly accessible). Verizon supports the use of proactive controls on "open" UGC Services, where they are commercially available, to help identify and protect against user generated content that is offensive or unlawful, or content that fails to comply with the UGC Service's terms of use or acceptable use policy. For "closed" communities or sites, Verizon generally will not provide (or require others to provide) proactive controls.

Verizon will provide an acceptable use policy for its UGC Services that is consistent with Verizon's Guiding Principles for Content, and all users will be required to comply with the policy as a condition of their continued use of Verizon's UGC Services.

In all cases, UGC Services that Verizon offers will comply with the law, including applicable notice and take-down requirements for unlawful content.

User Generated Content Services in this category must also comply with applicable industry standards (e.g., Mobile Marketing Association's Best Practices, CTIA's Wireless Content Guidelines, etc.).

Verizon's Advertising Content Guidelines

These advertising guidelines apply to third party advertisements, which appear on Verizon-branded websites or platforms and are part of a Verizon-controlled advertising inventory ("Advertisements" or "Advertising"). These guidelines also apply to short-code based messaging campaigns that advertise or promote companies, goods or services (e.g., coupons, offers, brand awareness, marketing-oriented sweepstakes or contests, etc.). These guidelines do not apply to advertising that may appear on a non-Verizon website, or on a Verizon-branded website or platform where Verizon does not control the advertising inventory.

Verizon maintains an advertising review group that examines Advertising for compliance with these guidelines. Wherever practicable, Verizon's advertising review group will review Advertising prior to publication.

Verizon may reject Advertisements which it believes are misleading, inaccurate, or which make fraudulent or unfair competitive claims. Verizon may also reject Advertisements which, in our judgment, make insufficiently supported claims or claims that distort the true meaning or practical application of statements made by the advertiser. Advertisements may not contain material that is patently offensive or which violates the law (e.g., libel, copyright, trademark, right of privacy, etc.). Additionally, Verizon may reject Advertisements which fail to comply with Verizon's standards of decency and good taste.

All Advertisements must comply with applicable industry standards (e.g., Mobile Marketing Association's Best Practices, CTIA's Wireless Content Standards, etc.). All Advertising should also comply with applicable advertising standards adopted by various associations for specific products and services such as the advertising guidelines adopted by the Distilled Spirits Council of the United States and the Children's Advertising Review Unit of the Council of Better Business Bureaus.

Verizon's Advertising Content Guidelines are based on industry practices and do not purport to include an exhaustive list of all types of Advertising Verizon would find objectionable. As part of Verizon's commitment to provide the highest quality services and experience to its customers, Verizon will not accept certain types of Advertising. For example, in addition to the foregoing, Advertisements may not contain any material that Verizon, in its discretion, deems to fall into the following categories or that links to such material:[2]

- Anything that is obscene or indecent or that contains strong sexual, explicit or erotic themes; or

---

2 *The bulleted restrictions are based on similar restrictions in the publicly available advertising guidelines of Google and The New York Times.*

- Products or sites depicting or providing how-to materials about pedophilia or other non-consensual contact; or
- Products or sites that suggest the availability of prostitution services; or
- Products or sites that advocate, glorify or promote rape, torture, cannibalism, suffering or death; or
- Individuals seeking to adopt children or who offer children for adoption; or
- Products that descramble cable or satellite signals in order to get free services; or
- Products that promote software or techniques that bypass copyright protections; or
- Counterfeit, fake or bootleg products or replicas or imitations of designer products; or
- Promotes nudity, nude beaches or naked cruises or resorts; or
- Products or sites that appear to facilitate or promote the evasion of laws (e.g., radar detectors, etc.); or
- Products made from endangered species; or
- Products or sites that offer fake identification or falsified documentation; or
- Promotes the sale of firearms or ammunition by mail order or at gun shows; or
- Products or sites that have online gambling as a central theme; or
- Promotes services, contests or games that predict winners of races or sporting events; or
- Trivializes historic events such as the Holocaust, the Irish Famine or September 11th; or
- Hunting trips that guarantee animals will be available for kill; or
- Multilevel marketing schemes; or
- Organ transplant services; or
- Products or sites that guarantee credit repair or credit cards; or
- Products or sites of questionable legality (e.g., miracle cures, etc.); or
- Escort services or "strip" clubs; or
- Hate speech; or
- Excessive violence; or
- Defamatory, libelous or threatening sites; or
- Extreme profanity; or
- Depicts, promotes or is designed to facilitate alcohol abuse, illegal drug use or use of tobacco products.

Verizon reserves the right to reject Advertisements that promote competitors of Verizon and Advertisements that harm Verizon's brand or public image.

If Advertisements contain statements or illustrations that are not deemed acceptable and that Verizon thinks should be changed or eliminated, Verizon may, at its election, notify the advertiser. Verizon may attempt to negotiate changes to the Advertisements with the advertiser, but is not obligated to do so.


verizon

For information about industry standards, visit:

CTIA CONSUMER CODE:
www.ctia.org/content/index.cfm/AID/10352

CTIA CONTENT GUIDELINES:
www.ctia.org/advocacy/policy_topics/topic.cfm/TID/36

MOBILE MARKETING ASSOCIATION'S BEST PRACTICES:
www.mmaglobal.com/bestpractices.pdf

CHILDREN'S ADVERTISING REVIEW UNIT OF THE COUNCIL OF BETTER BUSINESS BUREAUS:
www.caru.org/guidelines

To download an informal brochure describing Verizon's Content Policies, visit:
verizon.com/contentpolicy

Verizon Communications Inc. (NYSE: VZ), headquartered in New York, is a leader in delivering broadband and other wireline and wireless communication innovations to mass market, business, government and wholesale customers. Verizon Wireless operates America's most reliable wireless network, serving nearly 66 million customers nationwide. Verizon's Wireline operations include Verizon Business, which delivers innovative and seamless business solutions to customers around the world, and Verizon Telecom, which brings customers the benefits of converged communications, information and entertainment services over the nation's most advanced fiber-optic network.

A Dow 30 company, Verizon employs a diverse workforce of nearly 235,000 and last year generated consolidated operating revenues of $93.5 billion.

For more information about Verizon, please visit:
verizon.com

 NTPRN v2.1 0808